24-10165

06064623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION
DEC 21 2006
WASH. D.C. 199

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ZENERGY INTERNATIONAL INC.

(Exact name of issuer as specified in its charter)

State of Nevada

(State or other jurisdiction of incorporation or organization)

415 E. North Water Suite 1301, Chicago IL 60611
800-585-4407

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robert Luiten, 415 E. North Water Suite 1301, Chicago IL 60611
800-585-4407

(Name, address, including zip code, and telephone number, including area code, of agent for service)

2869

(Primary Standard Industrial Classification Code Number)

PROCESSED
DEC 27 2006
THOMSON
FINANCIAL

20-5324289

(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

list the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Robert Luiten
415 E. North Water Suite 1301
Chicago IL 60611

Leonard Maniscalco
1555 Hollywood Blvd.
Hollywood, FL 33020

b. the issuer's officers;

Robert Luiten
President, Chief Executive Officer and Chairman
415 E. North Water Suite 1301
Chicago IL 60611

Leonard Maniscalco
Chief Financial Officer and Director
1555 Hollywood Blvd.
Hollywood, FL 33020

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Robert Luiten, Bosko Gasich and Marty McIntyre each own 33.33% of the common stock of the issuer's equity securities and 100 shares of preferred stock of the issuer.

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

The record owner described in (d) above are the only owners as of this date that owns any class of issuer's equity securities.

f. promoters of the issuer:

None

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 140 Broadway, 36th Floor, New York, New York 10005, Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering.

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262.

They are not.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to accredited investors know to the directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) Name of Such Issuer: ZENERGY INTERNATIONAL INC.

(2) The title and amount of Securities Issued: Common Stock: 10,000,000 shares were issued to each of Robert Luiten, Bosko Gasich and Marty McInyre; and Preferred Stock: 100 shares were issued to each of Robert Luiten, Bosko Gasich and Marty McIntyre. These constitute all of the outstanding shares of the Company. The shares were issued to the issuer's founders and were exempt from registration pursuant to Regulation D of the Securities Act of 1933 and Section 4(2) thereof.

(3) These are promotional shares, issued to the founders of the Company. There was no consideration. No other shares have been issued.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.
Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

COVER PAGE

ZENERGY INTERNATIONAL INC.

Exact name of Company as set forth in Charter)

Type of securities offered: Shares of Common Stock.

Maximum number of securities offered: 5,000,000 shares

Minimum number of securities offered: No Minimum

Price per security: $1.00

Total proceeds: If maximum sold: $ 5,000,000

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?

[ ] Yes [x] No

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agent(s)?

[ ] Yes [x] No

Is there a finder's fee or similar payment to any person?

[ ] Yes [x] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained?

[ ] Yes [x] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?

[ ] Yes [x] No (See Question No. 25)

Is transfer of the securities restricted?

[ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 5,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 83 pages.

Exhibits

Articles of Incorporation of the Company;

Certificate of Designation of the Preferred Stock of the Company;

By-Laws of the Company;

Subscription Agreement;

Employment Agreement of Leonard Maniscalco, Chief Financial Officer and Director of the Company.

Financial Statements:

Balance Sheets as of September 30, 2006;
Statements of Operations for the period of August 1, 2006 (inception) to September 30, 2006, on a cash basis;
Notes to Financial Statements.

THE COMPANY

Exact corporate name: ZENERGY INTERNATIONAL INC.
State and date of incorporation: Nevada, July 31, 2006
Street address of principal office: 415 E. North Water Suite 1301, Chicago IL 60611
Company Telephone Number: 800-585-4407
Fiscal year: December
Person(s) to contact at Company with respect to offering: Robert Luiten
Telephone Number (if different from above): 800-585-4407

ZENERGY INTERNATIONAL INC. (the "Company" or "Zenergy") intends to capitalize on the growing demand for bio-fuels (i.e., fuel derived from renewable resources), specifically focusing on automotive fuel derived from plants or their byproducts. Specifically, Zenergy is concentrating on two products:

1. Ethanol produced by using sugarcane as feedstock (i.e., the raw material used for production); and

2. Bio-diesel produced by using primarily soybean oil and palm oil as feedstock.

Zenergy has begun by connecting small bio-fuel producers to large ethanol and bio-diesel fuel distributors. Specifically, Zenergy plans to buy ethanol and bio-diesel from smaller producers who lack the volume, industry contacts and know-how to sell their fuel at competitive prices, and sell it to the world's largest distributors, such as BP, Chevron, Citgo, Exxon, Shell and Sunoco.

Zenergy also plans to develop reliable feedstock supplies by working with local farmers, meaning farmers located near processing plants or transportation hubs convenient to processing plants. Specifically, Zenergy intends to work closely with farmers in order to help them:

- Grow desirable feedstock crops;
- Improve their farming methods in order to increase yield; and
- Develop transportation efficiencies—when farmers are located far from processing plants, costs increase.

The Company is a Nevada corporation with corporate headquarters at 415 E. North Water Suite 1301, Chicago IL 60611.

A maximum of 5,000,000 common shares are being offered to the public at $1.00 per share. There is no minimum.

A maximum of $5,000,000 will be received from the offering. The insiders will hold 30,000,000 shares. This means that about 14.2857% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses. Prior to this Offering, there has been no public market for the Common Stock.

Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

Best Efforts: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

No Assurance That Shares Will Be Purchased; No Minimum Offering; No Escrow; Need for Additional Capital: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

Risks Related to the Company's Business

Zenergy has had no operating history as a producer of ethanol or bio-diesel.

Zenergy has no operating history as the Company was formed in July 2006. The Company has not earned any revenues in our contemplated ethanol and bio-diesel business. Accordingly, it may be difficult for investors to evaluate its business prospects.

The Company's business is dependent upon the implementation of our business plan, including our ability to make agreements with suppliers, customers and with respect to future investments. There can be no assurance that the Company's efforts will ultimately be successful or result in revenues or profits.

Moreover, the Company's prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in rapidly evolving markets, such as the ethanol market, where supply and demand may change significantly in a short amount of time.

Some of these risks relate to the Company's potential inability to:

- effectively manage our contemplated business operations;
- recruit and retain key personnel;
- successfully create and maintain relationships with ethanol producers and develop reliable feedstock supplies; and
- develop new products that complement our contemplated business.

If the Company cannot successfully address these risks, our contemplated business and the results of our contemplated operations and financial position would suffer.

The Company is largely dependent upon its officer, Robert Luiten, for management and direction, and the loss of Mr. Luiten could adversely affect the Company's contemplated operations and results.

The Company is largely dependent upon our officer, our President and Chief Executive Officer, Robert Luiten, for implementation of our proposed expansion strategy and execution of our contemplated business. The Company does not maintain "key person" life insurance for Mr. Luiten. The loss of Mr. Luiten could delay or prevent the company from achieving any of its business plans.

The Company's ability to execute our business plan depends on conditions, the satisfaction of which are not under our control.

The Company's ability to successfully execute our business plan depends on the satisfaction of several conditions. The Company's ability to satisfy these conditions may be, in part or in whole, beyond our control. The principal conditions to be satisfied include:

- reaching definitive agreements for production of ethanol and reliable feedstock supplies for bio-diesel; and the development, construction and operation of company owned production facilities;

- entering into satisfactory agreements for the sale of ethanol and bio-diesel;
- entering into satisfactory agreements for the expansion of existing ethanol facilities that we may be able to acquire;

Since the Company has yet to begin full operation as a business, there is no certainty that we will be able to achieve satisfaction of any or all of the above conditions. Furthermore, to achieve satisfaction, it is likely that the Company will be required to raise substantial additional amounts of capital, including equity capital. The terms on which such equity capital may be raised, if available at all, may be dilutive and otherwise disadvantageous to existing Company stockholders.

The results of operations, financial position and business outlook of the Company's planned business are highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies. Accordingly, any results of our contemplated business could fluctuate substantially.

Anticipated results may be substantially dependent on commodity prices, especially prices for sugarcane, natural gas, ethanol, diesel and unleaded gasoline.

As a result of the volatility of the prices for commodities, anticipated results may fluctuate substantially, and the Company may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses.

The Company's contemplated business is likely to be highly sensitive to sugarcane prices, and generally we will be unable to pass on increases in sugarcane prices to our customers.

The principal raw material we expect to use to produce ethanol and co-products is sugarcane. As a result, changes in the price of sugarcane can significantly affect our contemplated business. In general, rising sugarcane prices produce lower profit margins. Because ethanol competes with fossil-based fuels, the Company is not likely to be able to pass along increased sugarcane costs to customers. At certain levels, sugarcane prices may make ethanol uneconomical to use in fuel markets.

Weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors all influence the price of feedstock. Government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply also impact the price. The significance and relative effects of these factors on the price of sugarcane and other feedstock are difficult to predict. Any event that tends to negatively affect the supply of sugarcane, such as adverse weather or crop disease, could increase feedstock prices and potentially harm our business.

Fluctuations in the selling price and production cost of gasoline may reduce the Company's anticipated profit margins, if profits are achieved.

Historically, the price of a gallon of gasoline has been lower than the cost to produce a gallon of ethanol. Ethanol prices are influenced by the supply and demand for gasoline, and our anticipated results of operations and financial position may be materially adversely affected if gasoline demand or price decreases.

The Company may be substantially dependent on its suppliers, which may only have one or two facilities; any operational disruption could result in a reduction of sales volumes and could cause the Company to incur substantial losses.

Most of the Company's anticipated *initial* revenues are, and a substantial amount will continue to be, derived from the sale of ethanol and the related co-products that we plan to produce or resell from other producers. Once commenced, our anticipated operations may be subject to significant interruption if any of our producers' facilities experience a major accident or are damaged by severe weather or other natural disasters. In addition, our producers may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in the ethanol industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Any interruption in supply from our producers will have a material adverse effect on our business.

The Company's anticipated business will be subject to seasonal fluctuations.

The Company's anticipated operating results are likely to be influenced by seasonal fluctuations in the price of our primary operating input, sugarcane, and the price of our primary product, ethanol. Ethanol prices are substantially correlated with the price of unleaded gasoline, especially in connection with our indexed, gas-plus sales contracts. The price of unleaded gasoline tends to rise during each summer and winter. Given our lack of operating history, the Company does not know yet how these seasonal fluctuations will affect our results over time.

Growth in the sale and distribution of ethanol is dependent on the changes to and expansion of related infrastructure which may not occur on a timely basis, if at all, and the Company's contemplated operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside the Company's control for our contemplated operations, and the renewable fuel industry generally, to grow. Areas requiring expansion include, but are not limited to:

- additional storage facilities for ethanol and bio-diesel;

- expansion of refining and blending facilities to handle ethanol; and

- growth in service stations equipped to handle ethanol and bio-diesel fuels.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for the Company's contemplated products, impede our delivery of those products, impose additional costs on us, or otherwise have a material adverse effect on our results of contemplated operations or financial position. The Company's contemplated business will be dependent on the continuing availability of infrastructure, and any infrastructure disruptions could have a material adverse effect on our business.

The Company may not be able to compete effectively in the U.S. and foreign ethanol and bio-diesel industries.

In the U.S., the Company's contemplated business would compete with other corn processors, ethanol producers and refiners. As of March 2006, the top 12 producers accounted for at least 50% of the ethanol production capacity in the U.S. according to the Renewable Fuels Association.

A number of competitors are divisions of substantially larger enterprises and have substantially greater financial resources than the Company plans to have. Smaller competitors also pose a threat. Farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities. In addition, many of these smaller competitors are farmer-owned and often require their farmer-owners to commit to selling them a certain amount of corn as a requirement of ownership. A significant portion of production capacity in the ethanol industry consists of smaller-sized facilities. Most new ethanol plants under development across the country are individually owned. In addition, institutional investors and high net worth individuals could heavily invest in ethanol production facilities and oversupply the demand for ethanol, resulting in lower ethanol price levels that might adversely affect the results of the Company's contemplated operations and financial position.

Any increase in domestic competition could result in reduced ethanol prices. As a result, the Company could be forced to take other steps to compete effectively, which could adversely affect the results of our contemplated operations and financial position.

The U.S. renewable fuel industry is highly dependent upon federal and state legislation and regulation and any changes in legislation or regulation could materially and adversely affect the results of the Company's contemplated operations and financial position.

The cost of producing ethanol and bio-diesel is made significantly more competitive with regular gasoline by federal tax incentives. The elimination or significant reduction in such federal tax incentives or other programs benefiting ethanol and/or bio-diesel may have a material adverse effect on the results of the Company's contemplated operations and financial position.

The Company may be adversely affected by environmental, health and safety laws, regulations and liabilities.

As we pursue our business plan, we will become subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our suppliers and our contemplated distribution facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can have a material adverse effect on our business.

Risks Related to the Offering

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its business plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. Additional funds will be needed to fully execute its business plans, the Company will be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

No State Registration: The Company has not as yet registered for sale of its common stock in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Arbitrary Offering Price of the Company's Securities: Prior to this offering, there has been no public market for the securities of the Company. The initial offering price of the Shares has been determined by arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Shares Eligible for Future Sale: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 35,000,000 shares of Common Stock to be outstanding following this offering, 30,000,000 shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

Dilution: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $1.00 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $0.87 per share.

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

No Operating History; Uncertainty of Future Operating Results: The Company has no operating history in the ethanol and bio-diesel business upon which an evaluation of its business and prospects can be based. Since inception, the Company's ethanol and bio-diesel business has incurred no sales and income. The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved. The limited operating history of the Company makes the prediction of future results of operations difficult if not impossible, and the Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by emerging companies, particularly companies in the competitive alternative fuels industry.

No Prior Trading Market for Common Stock; Potential Volatility of Stock Price: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations or new contracts by the Company or its competitors, developments with respect to distribution and/or production capabilities, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of alternative fuel companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Control by Existing Stockholders: Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 75% of the outstanding Common Stock will be held by the directors and executive officers of the Company. In addition, the present shareholders own in the aggregate 300 shares of preferred stock of the Company (100% of the issued and outstanding preferred stock of the Company). Pursuant to the terms of the preferred stock, the holders of the preferred stock control the majority of any vote of the shareholders of the Company. Thus, the present stockholders which include Mr. Luiten, President, Chief Executive Officer and a Director of the Company, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for the public stockholders to influence the affairs of the Company.

Anti-takeover Effects of Certificate of Incorporation, Bylaws and Nevada Law: Certain provisions of the Company's Certificate of Incorporation and Bylaws and certain provisions of Nevada law could delay or make difficult a merger, tender offer or proxy contest involving the Company.

Shares Eligible For Future Sale: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

Plan of Distribution

The Company and its director and officers, Robert Luiten and Leonard Maniscalco, will attempt to place the shares offered herein at a price of $1.00 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 5,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Description of Business

Zenergy International, Inc. ("Zenergy") intends to capitalize on the growing demand for bio-fuels (i.e., fuel derived from renewable resources) by producing automotive fuel derived from plants or their byproducts. More specifically, Zenergy is focusing its efforts on:

1. Ethanol produced from sugarcane; and
2. Bio-diesel produced from soybean oil and palm oil.

Initially, Zenergy intends to buy ethanol and bio-diesel from smaller producers who lack the volume, industry contacts and know-how to sell their fuel at competitive prices, and sell it to the world's large distributors, such as BP, Chevron, Citgo, Exxon, Shell and Sunoco. In other words, Zenergy will connect small bio-fuel producers to the large distributors.

Zenergy also intends to build the infrastructure needed to produce its own bio-fuel:

- Processing plants: for oil extraction and/or sugarcane processing
- Storage facilities: primarily for soybean oil and palm oil
- Bio-refineries: for ethanol and bio-diesel production

Zenergy has began to develop a reliable feedstock supply to meet its production needs (feedstock is the raw material used to manufacture bio-fuel). Zenergy's strategies include offering select local farmers multi-year purchase contracts with minimum guaranteed pricing (i.e., floor pricing)—thus providing farmers with a guaranteed market for their harvest and Zenergy with the reliable feedstock supply it needs. Additional strategies include assisting local farmers with: (i) growing desirable feedstock crops, (ii) improving their farming methods in order to increase yield and (iii) developing transportation efficiencies—when farmers are located far from processing plants, costs increase.

The Problem

Both ethanol and bio-diesel demand are growing. Bio-fuel producers have excess capacity and Caribbean farmers have excess capacity, both of whom want to maximize their revenues.

1. Today's suppliers can't even meet current demand, much less tomorrow's increasing demand.

2. Feedstock farmers have excess capacity, but they don't have the experience and know-how needed to sell their crops to bio-fuel producers.

3. Many smaller bio-fuel producers have excess capacity, not the experience or know-how needed to sell to the large distributors.

U.S. consumers are frustrated. Petroleum-based fuel prices are rising to the point that disposable income is being squeezed, with less income available for discretionary spending. Consumers hate their dependence on foreign oil, but don't see any real alternative. Simultaneously, the public's concern for the environment is increasing the demand for fuel derived from renewable energy sources.

Over the last several years, the U.S. has developed new fuel standards for gasoline, recommending that up to 10% ethanol be blended with gasoline (otherwise known as E10, which is 10% ethanol and 90% gasoline). E10 requires no adjustments to today's car engines. However, current industry processing capacity is not able to meet the growing demand for ethanol, and is only able to produce enough ethanol to meet a demand of 3%. Add to this equation the growing market for flex-fuel cars—which uses E85 (85% ethanol, 15% gasoline)—and you've got a growing supply problem.

The U.S. has also developed a low sulfur diesel standard. This has encouraged the blending of diesel and bio-diesel, with bio-diesel having the benefits of being non-toxic, biodegradable and sulfur-free. In addition, bio-diesel provides similar fuel economy and better engine lubrication than petroleum diesel—thus prolonging the life of the diesel engine. Bio-diesel can be blended in any concentration, from 0 to 100% (B100), and used without diesel engine modification. However, current industry capacity is also unable to meet the growing demand.

The Solution

Rising fossil fuel prices coupled with growing environmental concerns are making bio-fuel a cost effective alternative. The time is right for bio-fuel to enter the marketplace as a real alternative to using fossil fuels. Management believes that Zenergy's industry experience combined with its refinery and gasoline blending expertise will open new sales channels for small, emerging feedstock producers—specifically sugarcane, soybean and palm growers.

Today's ethanol and bio-diesel manufacturers will have access to a larger, more reliable supply of feedstock—leading to an increasing supply of bio-fuels—leading to lower bio-fuel prices in a world where fossil fuel prices are still rising. Meanwhile, Zenergy is preparing to build processing plants and bio-refineries located close to feedstock farmers or transportation hubs convenient to processing plants. By optimally locating its infrastructure, Management anticipates that Zenergy will reduce transportation costs and create economies of scale. Thus, it is anticipated that Zenergy will be able to sell competitively priced ethanol and bio-diesel directly to refiners, distributors and, in some regions, directly to consumers.

Background: How Bio-fuel Gets From the Soil to the Pump

To understand Zenergy's vision it helps to understand how bio-fuel gets from the farm to the service station.

1. The farmer grows the crops (i.e., feedstock) used to produce the bio-fuel, and sells the feedstock to the bio-fuel producer.

2. The bio-fuel producer processes* the feedstock or buys processed feedstock on the open market. By processing we mean that soybean oil is extracted from soybeans, palm oil from palm nuts and sugarcane juice from sugarcane. Note: In sugarcane processing a step can be added: removing some of the water from the sugarcane juice in order to turn it into molasses, which requires less storage space.

3. The molasses, soybean oil or palm oil is then used to manufacture raw bio-fuel.

4. The producer then sells the raw bio-fuel to a large distributor, although the raw bio-fuel is actually transported to a blender (the distributor chooses the blender).

5. The blender formulates the end-product bio-fuel according to the distributor's specifications, and then transports it to the service station.

* Feedstock processing plants must be located close to the farms—sugarcane is too voluminous to transport and palms nuts are too perishable.

<u>Products/Services Offered</u>

Zenergy is in business to bring bio-fuel to market cost effectively, and management anticipates that is can do so because of their production efficiencies and economies of scale. Specifically, Zenergy intends to:

1. Manufacture Ethanol and Bio-diesel. Management plans that Zenergy will build its own state-of-the-art ethanol and bio-diesel processing plants and bio-refineries in both the U.S. and the Caribbean, each with a capacity of 150-250 million gallons of ethanol and 50 million gallons of bio-diesel. All plants will be built so that both soybean oil and palm oil, as well as other plant oils and animal fats, can be used as

feedstock. In addition, management intends to located such plants so as to reduce transportation costs and create economies of scale.

Management believes that some of Zenergy's infrastructure target locations are especially advantageous because they offer excellent opportunities to grow feedstock crops nearby. In the case of sugarcane, the fibers left after processing can be burned to produce steam energy, which can power the final production of ethanol. Since molasses has more volume than ethanol, it's much cheaper to transport ethanol rather than transporting molasses to a bio-refinery. As a result, it is much more cost effective to process sugarcane and manufacture the ethanol directly on or near the sugarcane farm itself. Incidentally, manufacturing locally has the added advantage of meeting local and regional bio-fuel needs.

However, this is not the case for soybean and palm oils, in which case Zenergy has the option of either manufacturing bio-diesel at the same location as where it processes the vegetable oils, or transporting the oils to bio-refineries located further away. As such, Zenergy plans to have other infrastructure locations that are ideal from a regional perspective in order to process the feedstock (e.g., palm oil), and then transport and/or exported it to bio-refineries.

2. Sell Processed Feedstock. Zenergy intends to process feedstock crops of sugarcane, soybeans and palm nuts directly from farmers. Once processed, Zenergy will either produce bio-fuel at its bio-refineries or sell the processed feedstock to other bio-fuel producers.

3. Sell Byproducts. Zenergy intends to sell the byproducts from its bio-fuel manufacturing. Although this is not a significant revenue source, it effectively reduces expenses by avoiding disposal costs. Below are several examples:

   - Glycerin is a byproduct of bio-diesel manufacturing, and is used as protein-rich agricultural feed or in cosmetic industry products, such as soap. The current price of glycerin is high; however, that is likely to change in the next few years due to increased bio-diesel production (and thus an increase of available glycerin). An alternative is for Zenergy to purchase a glycerin-to-methanol converter. Since methanol is one of the ingredients needed to manufacture bio-diesel, producing its own may allow Zenergy to avoid the expense of purchasing (and transporting) methanol from outside sources—and the cost of the converter would be offset by the cost savings. Although the technology is only one step beyond experimental, it does present a promising alternative.

   - Soy wheat is a byproduct of soybean oil manufacturing, and is used as a protein-rich agricultural feed in the cattle and fish-farm industries.

   - After sugarcane is crushed and the molasses extracted, the remaining fiber can be burned. The resulting steam can be used in the ethanol manufacturing process while the excess steam can be converted into electricity—and sold to the local utility company.

4. Trading. Zenergy has been approved on ChemConnect, which is the largest global chemicals trading platform. As such, Zenergy will be using ChemConnect's platform to offer its bio-fuels inventory to global members of the exchange, thus bringing bio-fuels to the market most cost effectively. Management anticipates that this will not only increase Zenergy's visibility in the marketplace, but also substantially increase bio-fuel liquidity traded on the platform.

Why Sugarcane?

Zenergy's management has determined that sugarcane is currently the only feedstock that can produce ethanol at an economically sustainable level without relying on government subsidies. Sugarcane is a feedstock with a higher energy yield, which means that it produces ethanol more efficiently than crops such as corn and other grains. Moreover, ethanol produced from sugarcane has a positive net energy balance—i.e., it is energy positive, producing more energy than is used in manufacturing it. Ethanol produced from corn, however, is energy negative, producing less energy than is used manufacture it.

Ethanol's net energy is based on five variables:

1. Energy contained in the final ethanol product
2. Energy value of byproducts generated during the production process
3. Energy directly consumed to make the ethanol (e.g., diesel used in tractors, energy used to make fertilizer, heat energy used in the distillation process)
4. Energy indirectly consumed to make the ethanol (e.g., processing plant, etc).
5. Quality of the ethanol as compared to the quality of refined gasoline

Some say that it takes as much or more fossil fuel energy to create an equivalent amount of energy from ethanol. In other words, the energy needed to run the tractors and process the ethanol may be more than the energy derived from burning ethanol—but this ignores energy quality. Poor energy quality results in air and soil pollution and their economic and societal costs (e.g., medical costs, cleanup costs, etc.). So when environmental factors are also included in the net energy calculation, ethanol comes out far ahead of fossil fuel.

Why Soybean and Palm Oils?

Soybeans and palm trees offer an ideal farming tradeoff when developing bio-diesel feedstock crops. While palm trees have a very high yield per acre and soybean yields are substantially lower, palm trees take at least 3 years to grow and mature. Soybeans, however, are a crop that can be harvested in the same year as planted. Thus soybeans are an ideal interim feedstock source while waiting for palm plantations to mature.

Zenergy is also considering jatropha as a bio-diesel feedstock. Jatropha is a hardy tree native to the Caribbean that grows quickly, establishing itself easily even on arid land. Its drought tolerance means that it requires only 300mm of annual rainfall. It grows especially well in South and West Africa, and South East Asia. Although a jatropha plantation will produce less feedstock than a palm oil plantation, land that is not being used for food production can be made productive.
On a related note, although animal fat is an option, it is not an ideal feedstock. It is a lower cost feedstock, but animal fat has limited availability. In addition, bio-diesel produced from animal fat freezes at temperatures too high to be used in colder climates. With that in mind, though, Zenergy may use animal fats as a feedstock for bio-diesel sold to warm climate customers.

Market Analysis

Industry Overview

Demand for bio-fuel currently outstrips supply, and demand is growing. Meanwhile, Caribbean farmers and bio-fuel producers have excess capacity, all of whom want to maximize their revenues. Overproduction of bio-diesel feedstock is impossible as all of the farmland in the world can't produce enough bio-diesel feedstock to replace all petroleum diesel.

Management believes that the opportunity to grow feedstock crops exists. In Guatemala, for example, large tracts of land are available for palm plantations. The Caribbean countries are looking to convert land use to crop production in order to replace their expensive fossil fuel imports.

Meanwhile, the WTO's 2005 rulings no longer give favorable trade conditions to Caribbean countries' exporting to the EU. As a result, the sugar industries in Belize, the Dominican Republic and Guatemala are contracting due to the sugar export limitations. It is also important to note that the demand for refined sugar is declining.

U.S. Bio-fuel Supply & Demand

Management believes that U.S. consumers are frustrated. Petroleum-based fuel prices are rising to the point that disposable income is being squeezed, with less income available for discretionary spending. Consumers loathe their dependence on foreign oil, but don't see an alternative. Simultaneously, the public's concern for the environment is increasing the demand for fuel derived from renewable energy sources. Once bio-fuel prices are the same or lower than fossil fuel prices, bio-fuel demand will see an explosive growth.

- Flex-fuel cars are a growing presence in the car industry. Today there are 12 hybrid car models available and, according to The Wall Street Journal, more than 20 models will be available by 2008. The E85 fuel standard, which is used in flex-fuel cars, brings ethanol demand to a whole new level.

- New fuel standards are being developed that will lead to greater bio-fuel demand. The Energy Policy Act of 2005 ("EPAct") increases the amount of bio-fuel that must be mixed with gasoline sold in the U.S. to triple the current requirement: 7.5 billion gallons by 2012.

- MTBE (methyl tertiary butyl ether) is being replaced as the preferred oxygenate ingredient used in gasoline. Due to health and environmental concerns—leaking underground fuel tanks contaminate groundwater—25 states (representing more than 50% of the MTBE consumed in the U.S.) have banned or significantly limited the use of MTBE. As MTBE is replaced, ethanol is the most likely substitute because of its favorable production economics, relatively high octane rating and clean burning characteristics.

Ethanol. Today's demand for ethanol not only exceeds supply but exceeds current production capacity, which is only able to produce enough ethanol to meet a demand of 3% (E3). Furthermore, currently U.S. ethanol demand is being met primarily by corn-based ethanol. This is not only energy negative, but it is expensive. Corn's yield per acre is low relative to sugarcane, and more fertilizers and pesticides are used. Thus the high price of ethanol is raising the price of gasoline at the fuel pump.

When comparing ethanol and gasoline prices, it is important to understand that ethanol reduces fuel efficiency. As such, management believes that E85 will only be an acceptable fuel alternative if the price of ethanol is significantly lower than the price of gasoline.

The U.S. Department of Energy estimates today's gasoline sales at 9 million barrels/day. If all this gasoline were sold as E10, there would be a market of 0.9 million barrels/day for ethanol, which equals 36 million gallons of ethanol per day or 13 billion gallons of ethanol per year. According to the Renewable Fuels Association, a Washington-based trade association for the U.S. ethanol industry, the U.S. has an installed annual capacity of 4.8 billion gallons of ethanol, and an additional 2.8 billions gallons in capacity is under construction. This is a little more than half of what is needed to convert all of today's gasoline to E10, not considering large scale use of E85.

Bio-diesel. The U.S. low sulfur diesel standard, referred to as Ultra Low Sulfur Diesel ("ULSD") or S15, has encouraged the blending of diesel and bio-diesel. Bio-diesel is non-toxic, biodegradable and sulfur-free, and provides similar fuel economy and better engine lubrication than petroleum diesel. In fact, the higher the concentration of bio-diesel, the greater the benefits. Bio-diesel in any concentration can be used without modifying the diesel car engine. However, current industry capacity is unable to meet even the demand for B10 (10% bio-diesel, 90% petroleum diesel). Although the lack of production capacity is a problem, management believes that even more significant is the lack of bio-diesel feedstock. Thus more feedstock plantations are needed.

The DOE estimates today's diesel market at 2.5 million barrels/day or 100 million gallons per day or 36 billion gallons per year. The U.S. government mandates the use of

ULSD, which reduces diesel's allowable sulfur content from 500 ppm (S500) to 15 ppm (S15). This new standard went into effect in June 2006. Beginning October 15, 2006, all diesel sold at the retail level must be S15. Because S15 has less lubrication, which could cause excessive wear to a diesel engine, a lubricant must be added. Bio-diesel's excellent lubrication features alleviate the issue, even by adding as little as 5% (B5).

If all diesel sold today were B10, this would equate to a demand of 3.6 billion gallons per year. Since bio-diesel can be mixed with diesel in any ratio without having to alter diesel engines in any way, today's bio-diesel market could equate to 36 billion gallons per year. However, today's installed bio-diesel capacity is 395 million gallons. This is projected to grow to 713 million gallons per year in the next 18 months if all announced projects are built. (Source: National Bio-diesel Board).

International Bio-fuel Supply & Demand

In 2005 the Kyoto Protocol took effect. Currently there are 164 countries committed to either reducing their emissions of carbon dioxide and five other greenhouse gases or engaging in emissions trading if they maintain or increase their emissions. This agreement covers more than 60% of global greenhouse gas emissions. As a result of the Kyoto Protocol, the EU is mandating the use of bio-fuels. Bio-diesel, for example, meets the lower sulfur limitations that are mandated for diesel fuel, while ethanol releases no greenhouse gases.

Brazil. Brazil's government aims to become the world's largest renewable fuel producer. As such, they have mandated the use of B2 (2% bio-diesel, 98% petroleum diesel) for all diesel sold in the country beginning in 2008. The mandatory blend will increase to B5 beginning in 2013. It is important to note, however, that current Brazilian bio-diesel capacity cannot meet the 2008 mandate.

Canada. In 2005 the Canadian government passed legislation requiring 5% renewable content in Canadian gasoline and diesel fuel.

China. In 2005 China passed its Renewable Energy Law. Their national renewable energy requirement is expected to increase the use of renewable energy up to 10% by 2020. Effective in 2006, the law requires power grid operators to purchase resources from registered renewable energy producers, and offers financial incentives to do so.

EU. Generally, the EU has always had a large demand for diesel fuel. In 2005 the EU began mandating the use of E3 and B3, and aims to increase the mandate to E10 and B10 by 2015 or 2020. It is important to note, though, that a 10% bio-fuel mandate exceeds the current production capacity of producers worldwide. The EU has set a 2010 target of having 5.75% of its transportation fuel being bio-fuel.

Caribbean. Fossil fuel prices in the Caribbean are 50% to 100% higher than U.S. prices. Despite ample land and locally grown feedstock crops, only a limited supply of bio-fuel is being produced—therefore, demand is greater than production capacity. As such, producing bio-fuel locally is an attractive, viable alternative. Although the Caribbean markets are relatively small, especially when compared to the U.S., they are attractive nonetheless due to higher margins (i.e., cost of sales is significantly lower there since there is little or no transportation involved). Due to these higher returns, Zenergy plans to supply local/regional markets before supplying the U.S. In addition, the Caribbean's high cost of electricity adds another appealing dimension to the bio-fuel picture. As discussed earlier, excess electricity is a byproduct of the ethanol manufacturing process and can be sold to local utilities.

Target Markets: Production

Zenergy will consider several factors when choosing its production plant locations. These include:

1. Deep Water Access. This allows for large quantity shipments to regions as far-ranging as the U.S., the EU and the Far East. Management believes that Zenergy's customer base can easily shift, depending on demand and pricing.

2. Tariffs. Production plants located outside the U.S. benefit from lower wages and the use of foreign flag vessels for transportation. Transportation costs are minimized by avoiding the use of expensive Jones Act vessels*.

   * The Jones Act is a federal statute requiring that all U.S. flag vessels are:
     a. Built in the U.S.
     b. Owned by U.S. citizens
     c. Documented under U.S. law (i.e., registered, enrolled or licensed under U.S. law)
     d. Staffed so that all officers and 75% of the crew are U.S. citizens

3. Transportation & Logistics. Ethanol cannot be pumped through existing gasoline pipelines for two reasons: its flammability and because it attracts water (which leads to corrosion in piping). As a result, ethanol must be transported to blenders exclusively on its own barges, trucks or rail cars. However, U.S. interstate shipping methods are stretched thin because they are currently operating at maximum capacity. As a result, management believes that it is more efficient and cost effective to locate production plants outside the U.S.—thus avoiding the need for expensive shipping methods since the raw bio-fuel can be shipped directly to the blenders using larger and more readily available ocean vessels. *Note: Bio-diesel can be blended at the refinery.*

4. Proximity to Feedstock Suppliers. Regions that are attractive feedstock farming locations have the following characteristics:

   - Long growing seasons
   - Cheap, abundant land available
   - Markets for selling bio-fuel byproducts such as protein-rich agricultural feed

Zenergy has identified several regions that are ideally suited for building processing plants and bio-refineries:

Caribbean. The Caribbean is one of the world's primary sugarcane suppliers. This region offers unique opportunities to build 150-250 million gallon ethanol production facilities and 30-60 million gallon vegetable oil processing plants conveniently located near farms offering almost exclusive access to large quantities of sugarcane. Moreover, the sugar industry in both Belize and the Dominican Republic has left both countries with idle processing plants that can be easily converted for ethanol production. Due to ready availability of inexpensive land, management believes that the Caribbean offers great opportunities for building ethanol and bio-diesel combination units—meaning ethanol and bio-diesel plants located at the same site.

Several Caribbean governments are actively pursuing the conversion of crops to bio-fuel feedstock crops. These crops are in growing demand while the crops that are traditionally grown have been facing stiffer competition on the international markets. This is meant to reduce the outflow of their currency and increase the income of their farmers.

The Caribbean is also attractive because of its tariff exemptions and reductions. The Caribbean Basin Initiative ("CBI") provides for tariff exemptions or reductions for most products from 24 participating countries in Central America and the Caribbean region (the program became effective in 1984). Products are eligible for CBI duty-free treatment if the following conditions are met:

- The merchandise is imported directly from any beneficiary country into the customs territory of the U.S.

- The merchandise has been produced in a beneficiary country, specifically (i) the goods are wholly the growth, product or manufacture of a beneficiary country, or (ii) the goods have been substantially transformed into a new and different article in a beneficiary country.

- At least 35% of the appraised value of the merchandise consists of the cost or value of materials produced in one or more beneficiary countries and/or the direct costs of processing operations performed in one or more beneficiary countries *(Note: Puerto Rico and the U.S. Virgin Islands are defined as beneficiary countries for purposes of this requirement)*.

- Articles which are the growth, product or manufacture of Puerto Rico and which subsequently are processed in a beneficiary country may also receive duty-free treatment if the following conditions are met: (i) they are imported directly from a beneficiary country into the customs territory of the U.S., (ii) they are advanced in value or improved in condition by any means in a beneficiary country, and (iii) any materials added to the article in a beneficiary country is a product of a beneficiary country or the U.S.

Finally, the Caribbean is an attractive market for selling bio-fuels directly to service stations. Traditionally, Caribbean countries have imported petroleum gasoline and diesel from the U.S. and Venezuela at prices that, in some cases. are close to double the price paid in the U.S. The Caribbean countries are eager for cash infusions into their economies and are always on the lookout for ways to improve the income of local farmers. Thus, selling a portion of the locally produced bio-fuel in local markets is very appealing.

Target countries: Belize; Dominican Republic

Central America. Central American is appealing for many of the same reasons as the Caribbean. Guatemala, Costa Rica and El Salvador all have free trade agreements with the U.S. in combination with cheap, underutilized land, cheap labor and a long growing season. In addition, several of the target countries have shorelines on the Pacific, making shipping to California very attractive.

Target countries: Costa Rica, El Salvador, Guatemala

U.S. (Southern Region). East Texas currently produces sugarcane, although it is transported all the way to Louisiana for processing. Zenergy anticipates that it can remedy this by building an ethanol plant in the region. In fact, Zenergy intends to build an ethanol plant with the additional capacity to convert imported palm oil and animal fat to bio-diesel. In addition, the rice fields in the area can be converted to more lucrative sugarcane fields.

Target states: Texas, Louisiana (specifically the border area between the two states; e.g., Louisiana's Lake Charles and Arcadia regions, as well as Beaumont and Houston in Texas).

Seasonal Considerations

Bio-fuel production has a seasonal component. Feedstock supplies depend on the crop, farm location, length of growing season and harvest time. And then, of course, there is the weather. Bio-fuels are made from crops that are subject to weather conditions. Drought, flooding or other weather-related hazards have an impact on feedstock prices, consequently affecting the cost of bio-fuel. There can be an abundance or a shortage of feedstock. In times of abundance, Zenergy intends to utilize storage tanks. In times of shortage, Zenergy may either use stockpiled feedstock or import what it needs. Clearly, production costs are lowest during the harvest season since no storage or importing necessary.

Bio-fuel demand is also somewhat seasonal. For example, the U.S. demand for automotive fuel is highest from July 4th through Labor Day, with another jump occurring around Thanksgiving. Zenergy is aware of these fluctuations and has factored them into its calculations.

Location of Business

Management plans that it will have support staff located at each to be developed bio-refinery, however Zenergy's headquarters will be located in Houston since many of the industry's bio- and fossil fuel refiners are located there. Rent is budgeted at $20,000 per month.

Overhead will be low since only a small group will be running the business. Most responsibilities will handled at Zenergy's planned production sites, whereas Zenergy's headquarters will be responsible for sales and operational planning.

Manufacturing Locations Under Consideration

Bio-diesel

- Dominican Republic
- Guatemala
- Gulf Coast: primarily areas near Texas/Louisiana border

Ethanol

- Costa Rica
- Dominican Republic
- Guatemala
- Gulf Coast: primarily areas near Texas/Louisiana border

All locations are in industrial areas located at harbors and will allow for future expansion. Operational permits will be required.

Competition

Overview

The real competition for Zenergy and all the other bio-fuel producers is fossil fuel. If bio-fuel prices can meet or beat fossil fuel prices then there will be an unlimited market for bio-fuel. Although there are many companies currently building bio-refineries, it is important to understand that all of the announced capacity still comes to less than 5% of U.S. demand. Global bio-fuel capacity in the next three years will still be less than 5% of global demand.

Management believes that there is no quality differential in a commodity like bio-fuels since they are all manufactured to international standards. Customer loyalty is achieved by competitive pricing, reliable product availability, efficient delivery systems and relationships—with competitive pricing being the single most important factor.

Management believes that competitive pricing is determined by:

1. Efficient Production. Several production choices can add up to a significant impact on profitability.
   (a) Bio-refineries that can produce not only ethanol, but also bio-diesel from a variety of feed stocks (vegetable oils, animal fats).
   (b) Combining feedstock processing and bio-fuel manufacturing at one location.
   (c) In the case of ethanol, burning crushed sugarcane fibers to generate electricity.

2. Location. Proximity to feedstock farms and transportation hubs is critical to keeping costs low and maximizing production efficiencies.

3. Economies of Scale. Transportation, feedstock storage and production are all sensitive to economies of scale. For example, on the production side, a larger plant increases efficiency.

4. Relationships. Keeping in mind that price is a significant factor, strong relationships in this tight-knit industry are critical to the Company's success.

Competitive Advantages

1. Management with Industry Expertise. Zenergy has management with experience in running large-scale operations, especially ones that encompass the complexities of moving large volumes of fuel both regionally and internationally. Specifically, Robert Luiten, President, Chief Executive Officer and Director of the Company, brings not only his industry experience, but his relationships with all major U.S. gasoline and diesel suppliers and distributors (including Shell, Valero, BP, Exxon, Chevron and Sunoco).

   Zenergy is already working with governmental agencies in Belize, the Dominican Republic and Guatemala in order to develop its infrastructure, local contacts and possible joint ventures.

2. Locked-In Feedstock Suppliers. Management believes that as bio-fuel demand increases, so, too, will the demand for feedstock. So much so, in fact, that the real competition in bio-fuels will be for feedstock. In order to lock-in reliable feedstock suppliers, Zenergy intends to offer select local farmers 10-15 year purchase contracts with minimum guaranteed pricing (i.e., floor pricing), thus providing farmers with a guaranteed market for their harvests. Zenergy plans to negotiate the floor price annually, factoring in the current and expected future price of the bio-fuel.

<u>Archer Daniels Midland</u>

Who They Are:
Archer Daniels Midland Company ("A.D.M.") is one of the world's largest agricultural processors of soybeans, corn, wheat and cocoa. They work with farmers worldwide to turn these crops into soymeal and oil, corn sweeteners, flour, cocoa and chocolate, ethanol and bio-diesel, as well as a wide variety of other food ingredients, animal

nutrition and industrial products. Their global transportation network and worldwide facilities, in their words "allow them to grow things where they grow best, and sell things where they're needed most."

More than 20 years ago A.D.M. began making corn-based ethanol. They currently have three large plants. A.D.M. recently opened several soybean bio-diesel plants and in September 2006 they announced a large investment in Brazil in order to start producing soybean-based bio-diesel there. A.D.M. is a market leader with 2005 revenues of $36.6 billion and profits of $1.3 billion.
Website: www.ADMworld.com

Strengths:

- Already own bio-refineries for ethanol and bio-diesel
- Name recognition and well-respected in the industry
- Market leader in many agriculture-related industries
- Very well capitalized
- Beginning to venture into Central and South America (e.g., Argentina, Brazil)
- Their bio-fuel business is increasing due to:
  - More states are phasing out the use of MTBE as an oxygenate
  - Europe has developed mandatory fuel standards requiring that bio-diesel be added to diesel

Weaknesses:

- Their bio-fuel profit margins are dependent on U.S. government subsidies, which will not continue indefinitely.

What Management has Learned from Watching Their Operation:

- Bio-fuels can be more cheaply manufactured outside the U.S.
- Selling bio-fuel outside the U.S. helps the bottom line.
- A.D.M.'s newer production plants are larger than the industry average (thus, improved economies of scale).

<u>Ineos Enterprises</u>

Who They Are:
INEOS Enterprises is a leading global manufacturer of chemicals and refined products. Based in Baleycourt, France, they have more than 10 years experience in the bio-diesel sector. INEOS consists of multiple decentralized businesses, including recently acquired Innovene (BP), which generates more than $33 billion in revenue. This makes INEOS the world's third largest independent chemicals company, the UK's largest, and the UK's largest private company.

In October 2006, INEOS announced their strategy to grow its bio-diesel business across Europe, the first step of which is to reach at least 600 million gallons of bio-diesel output by 2012. As such, they plan to make major plant investments in the UK and across Europe.

According to INEOS Enterprises' CEO, "INEOS Enterprises is aiming to become the first truly pan European supplier of bio-diesel to meet the significant growth in demand predicted for Europe. We will build world scale plants using the latest technology to produce high quality products that will be highly competitive in all market conditions. Unlike other regional producers, our strategy will see new production facilities located at the very heart of key demand centers. The existing INEOS operations within these centers would provide us with cost effective infrastructure, a ready-made and fully integrated customer base in addition to access to some of Europe's very best transport networks. Our intention is to...capture significant market share across Europe. We are already in discussions with a number of oil majors and supermarket giants to secure this additional demand."

The Chairman of INEOS Enterprises states, "INEOS is well skilled in commissioning and operating low cost, high yield commodity plants and has the size and scale that is essential for success in this business. By building on the ready made synergies with our existing European refining operations, coupled with our existing client base and market contacts, we firmly believe that we have the competitive edge and can develop into Europe's premier bio-diesel company."
Website: www.ineosenterprises.com

Strengths:

- Already own bio-refineries for bio-diesel
- Name recognition and well-respected in the industry
- Very well capitalized
- INEOS Refining is the largest independent refiner in the EU.
- The INEOS bio-refinery in Baleycourt, France is operated by INEOS Enterprises and has been producing bio-diesel for more than 10 years. The site is in the heart of France's second largest vegetable oil producing region, and the new investment currently underway at the site will allow around 100 million gallons of locally produced rapeseed to be transformed into oil and then bio-diesel for supply to the French, Belgian and German fuels markets.□□

Weaknesses:

- Not interested in any markets outside the EU

What Management has Learned from Watching Their Operation:
Zenergy is using a similar business model as INEOS: Focus on the highest value-added component in the product chain, and sell directly to distributors/blenders with large scale units and low overhead.

<u>VeraSun</u>

Who They Are:
Based in Brookings, South Dakota, VeraSun Energy Corporation ("VeraSun") is the second largest ethanol producer in the U.S. based on production capacity. They focus

exclusively on the production and sale of ethanol and its co-products (also known as byproducts). The company recently brought its second corn-based ethanol unit online, giving VeraSun a combined ethanol production capacity of 230 million gallons/year—this represents 5% of total U.S. capacity.

Revenue in 2005 was $236 million, with net income of $10 million. VeraSun invested in larger refineries for corn-based ethanol.
Website: www.verasun.com

Strengths:
- Large size production plants
- They already have sizeable production capacity on line.

Weaknesses:
- Only active in the ethanol market
- Ethanol production focuses exclusively on one feedstock: corn

What Management has Learned from Watching Their Operation:
- Larger production plants help lower the manufacturing cost.

Earth Bio-fuels

Who They Are:
Founded in 2004, Earth Bio-fuels, Inc. ("EBI") is a producer, distributor and marketer of ethanol and bio-diesel fuel. Based in Dallas, Texas, EBI uses a vertical model and engages in the construction and operation of production facilities, the coordination and management of blending and transportation services, the marketing and implementation of a national distribution program, and the building of a branded retail presence. In addition, EBI tries to facilitate the passage of legislative policies that integrate bio-fuels into the U.S. fuel supply and that provide a sustainable business environment for the American bio-fuels industry. Earth Bio-fuels is a publicly traded company on the OTC Bulletin Board exchange. As a majority-owned subsidiary of Apollo Resources International, Inc., EBI's mission is to reduce America's dependence on foreign energy and improve environmental conditions through renewable domestic alternatives.

EBI attracted support from actor Morgan Freeman and country music's Willie Nelson, both of whom are members of the board of directors. Earth Bio-fuels has three small bio-diesel plants, and announced in September 2006 that they are buying an ethanol plant in Louisiana. Revenues in the first quarter of 2006 was $1.9 million and $3 million in the second quarter.
Website: www.earthbio-fuels.com

Strengths:
- High visibility due to its entertainment industry board members.
- High visibility due to their branding efforts—e.g., their own service stations, NASCAR sponsorships, etc.

Weaknesses:

- Not yet profitable, and may never be because their production facilities are too small
- SGA expenses are too high because they are using their own service stations

What Management has Learned from Watching Their Operation:
By developing their own distribution channels they took on significant fixed costs, which is weakening their bottom line.

U.S. BioEnergy Corporation

Who They Are:
BioEnergy Resources ("BioEnergy") is a recent start-up company that is acquiring one and constructing three corn-based ethanol production plants. They are due to come online in 2007 and their combined production will be 300 million gallons. BioEnergy also has five plants in the development stage, pushing total capacity to 450 million gallons once completed.
Website www.bioenergy.net

Strengths:

- They are building up production capacity in an expanding market.

Weaknesses:

- Although they are building a lot of production plants, those plants are not especially large.
- In the current market, it's questionable if BioEnergy paid too much for the production plants.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 30 million shares outstanding, implying a pre-offering enterprise valuation for the Company of $30,000,000 (30,000,000 x $1.00). The Company is currently anticipating that revenue for 2007 will equal or exceed $68,000,000. If the Company were to achieve such goal, the Enterprise Valuation, using an industry average price to sales multiple of 1.99 (multiple provided by Reuters 9-16-2006) would imply a company valuation in excess of $135 million at that time. The Company has assumed a discount rate of 78% to account for cost of funds, risk of execution and public-to-private liquidity discount. As such, the current valuation would be approximately $30 million. The offering price bears no relationship to our assets, book value, net worth or other economic or recognized criteria of value. In no event should the offering price be regarded as an indicator of any future market price of our securities. In determining the offering price, we considered such factors as the prospects for building the infrastructure needed to produce its own bio-fuel, our management's previous experience, amount of needed funds and our present financial resources.

Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $5,000,000 offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected, the Company may use portions of the proceeds for other purposes.

DESCRIPTION	AMOUNT	PERCENTAGE
Operating Expenses plus taxes	1,150,000	22.0%
Pre-Engineering & Due Diligence	1,000,000	20.0%
Personnel	475,000	10.0%
Capital to fund Inventory	1,375,000	28.0%
Cash Reserve for Contingencies	1,000,000	20.0%
Total Use of Proceeds*	5,000,000	100.0%

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and may vary substantially from these estimates. Furthermore, the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use significant portions thereof for other purposes.

Salaries of Officers: The Company's officers, Mr. Luiten and Mr. Maniscalco receive salaries from the Company. Mr. Luiten received a salary of $8000 per month. Mr. Maniscalco has entered into an employment agreement with the Company. Pursuant to the terms of the employment agreement, Mr. Maniscalco will receive $7,500 per month during the initial three month period of the employment agreement and $9,000 per month thereafter.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing. In the event that the maximum amount is received by the Company, the Company may seek additional financing in order to execute its business plans. The availability of such financing is uncertain.

The Company reserves the right to vary the Use of Proceeds according to the actual amount raised and the timing thereof.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Dilution

As of September 30, 2006, (two months after inception) the Company has a net tangible book value of $26,100. "Net tangible book value" represents the amount of tangible assets less total liabilities. The dilution to your investment without taking into account any other changes in the net tangible book value after September 30, 2006, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $1.00 per share and without deducting discounts and estimated offering expenses, could approach a limit of $0.87 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

ZENERGY intends to capitalize on the growing demand for bio-fuels (i.e., fuel derived from renewable resources), specifically focusing on automotive fuel derived from plants or their byproducts. Specifically, Zenergy is concentrating on two products:

1. Ethanol produced by using sugarcane as feedstock (i.e., the raw material used for production); and

2. Bio-diesel produced by using primarily soybean oil and palm oil as feedstock.

Selected Financial Data

	Period from August 1, 2006 (Inception) to September 30, 2006	
RESULTS OF OPERATIONS:		
Total revenues	$	n/a
Net loss attributable to common stockholders	$	31,890

Overview

For the two months ended August 1, 2006 (Inception) to September 30, 2006:

Overall financial situation. The Company had no revenues for the two months ended September 30, 2006. The Company has operating expenses for the period of $32,000. The Company's operating expenses includes legal and professional costs. In order to achieve profitability the company intends to buy ethanol and bio-diesel from smaller producers who lack the volume, industry contacts and know-how to sell their fuel at competitive prices, and sell it to the world's large distributors, such as BP, Chevron, Citgo, Exxon, Shell and Sunoco. In other words, Zenergy will connect small bio-fuel producers to the large distributors. At the presently anticipated budget levels, the Zenergy expects to realize revenue for its distribution services to approach $69 million dollars for the fiscal period ending June 30, 2007, and to generate $2.0 million in gross profit.

Management anticipates that if the Company only raises 1 million dollars pursuant to this offering, the Company will reserve all of its cash to fund the engineering and due diligence in order to develop one of the three initial proposed manufacturing units, as well as fund the company's on-going costs. The reduced projections in such a case for year one would be a reduction of net income by $1.5 million resulting in a minimal net loss.

As of September 30, 2006, the Company has $26,107 of cash and cash equivalents.

Employees

As of September 30, 2006, the Company had two employees, Mr. Robert Luiten, President, Chief Executive Officer and Chairman of the Board of Directors, and Mr. Leonard Maniscalco, Chief Financial Officer and Director of the Company.

Mr. Luiten devotes substantially full time to the affairs of the Company. Mr. Luiten received a salary of $8000 per month. Mr. Maniscalco has entered into an employment agreement with the Company. Pursuant to the terms of the employment agreement, Mr. Maniscalco works on a part-time basis for the Company. Mr. Maniscalco will receive $7,500 per month during the initial three month period of the employment agreement and $9,000 per month thereafter. The term of the agreement is for six months which shall automatically be renewed for one year unless either Mr. Maniscalco or the Company elects not to renew the agreement. In addition, Mr. Maniscalco received an option to purchase 40,000 shares of common stock with an exercise price of $0.25 per share.

The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled managerial, sales, technical services and product development personnel. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could materially adversely affect on the Company's business, operating results or financial condition.

Facilities

The Company's principal operations are located in approximately 1,000 square feet of office space in Chicago, Illinois. This office space is provided by Mr. Gasich, a shareholder of the Company, on a rent free basis. Mr. Gasich owns 10,000,000 shares of common stock of the Company and 100 shares of preferred stock of the Company. The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Litigation

The Company is not a party to any material legal proceeding.

Management

The following table sets forth certain information regarding the executive officers and directors of the Company as of the date of this offering statement:

Name	Positions with the Company	Position Held Since
Robert Luiten	Chairman, Chief Executive Officer and President	2006
Leonard Maniscalco	Chief Financial Officer and Director	2006

Robert Luiten, Chairman, Chief Executive Officer and President – 40
415 E. North Water Suite 1301, Chicago IL 60611

Mr. Luiten has served as the President, Chief Executive Officer and Director of Zenergy since its inception in July 2006. From 2003 to 2006, Mr. Luiten served as the Chief Operations Officer and Vice President of INEOS Phenol, a division of INEOS Americas LLC where he was responsible for the daily operations and defining and achieving strategic middle term objectives of an $800 million global division with $800 million in revenues. Mr. Luiten recently leaded and concluded an acquisition of a $400 million raw materials plant. He was a major contributor to leading the business team towards expanding its business by more than 30%, while reducing fixed cost division wide by 20%. From 1998 to 2003, Mr. Luiten was Director of Production of INEOS Phenol, a division of INEOS Americas LLC where he was part of the original site selection and implementation team of a grass-root phenol factory in Mobile, Al. From 2003 to 2006, Mr. Luiten served as President of the INEOS US Investment Holding Company, sole shareholder of all assets of INEOS Americas. From 2003 to 2006, Mr. Luiten served as a Director and Vice President of INEOS Partners, INEOS US Intermediate Holding Company, and INEOS US Holding Company II, all of which are holding companies used to control the finances of the INEOS enterprises in the United States. Since December 2005, Mr. Luiten served as a Director and Vice President of Innovene LLC as well as its subsidiaries Innovene Holding Company LLC, Innovene USA LLC, Innovene Polymers Inc., Innovene Polyethylene Holding Company LLC, Innovene Polyethylene LLC, Innovene Olefins LP, and Innovene Polypropylene LLC , as part of the transition management from the recently acquired former BP Chemicals into the INEOS Organization. Mr. Luiten has a M.Sc. degree in Organic Chemistry from Universiteit van Leiden, Nl and a B.Sc. degree in Analytical Chemistry from Hogeschool Zeeland, Nl.

Leonard Maniscalco. Chief Financial Officer and Director– 52
1555 Hollywood Blvd., Hollywood, FL 33020

Mr. Maniscalco has served as Chief Financial Officer and Director of Zenergy since November 2006. From 2004 to 2006, Mr. Maniscalco was the Corporate Controller for Brown Jordan International where he oversaw nine decentralized manufacturing companies for this $350 million manufacturer of luxury outdoor furnishings. He was responsible for financial, cash and debt management as well as ensuring accurate preparation of corporate financial reports, SEC filings and business forecasts. He also formulated debt compliance procedures and reporting; and managed the collection of information from the company's accounting and reporting systems to ensure accurate and timely internal and external reporting. For the period of 2003 to 2004, Mr. Maniscalco was self employed with Leonard Maniscalco Consulting where he conceptualized, developed and reviewed strategic and business plans, as well as cash flow forecasts for a range of companies. During this time Mr. Maniscalco served as a member of the executive management team for a private aircraft firm as part of a long-term consulting engagement. During the period of 1998 to 2002, Mr. Maniscalco served as the Executive Director of Finance with Noven Pharmaceuticals where he strategically planed the creation of a joint venture limited liability corporation to target and capture the majority of the transdermal estrogen replacement therapy market while controlling a $1.5 million annual budget, a $40 million P&L statement and overseeing eight direct reports for Noven Pharmaceuticals (NASDAQ: NOVN). During Mr. Maniscalco's employment with Noven, the joint venture revenue grew from $16 million to $120 million and negotiated the joint venture agreement and implemented operating systems and procedure, performed financial analyses, modeling, budgeting and strategic planning. He also Filed SEC reports and oversaw the treasury, risk management and daily corporate accounting operations. Mr. Maniscalco has a B.S. degree in Accounting from the University of North Carolina. Mr. Maniscalco is a Certified Public Accountant.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are Robert Luiten and Leonard Maniscalco. At each annual meeting of stockholders, the successor to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Mr. Luiten devotes substantially full time to the affairs of the Company. Mr. Luiten received a salary of $8000 per month. Mr. Maniscalco has entered into an employment agreement with the Company. Pursuant to the terms of the employment agreement, Mr. Maniscalco works on a part-time basis for the Company. Mr. Maniscalco will receive $7,500 per month during the initial three month period of the employment agreement and $9,000 per month thereafter. The term of the agreement is for six months which shall automatically be renewed for one year unless either Mr. Maniscalco or the Company elects not to renew the agreement. In addition, Mr. Maniscalco received an option to purchase 40,000 shares of common stock with an exercise price of $0.25 per share.

There are no family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Nevada General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

SHARES BENEFICIALLY OWNED BEFORE THE OFFERING AND AFTER THE OFFERING BY NAMED EXECUTIVE OFFICERS AND DIRECTORS

Name	Common Stock	Preferred Stock
Robert Luiten President, Chief Executive Officer and Director	10,000,000	100
Leonard Maniscalco* Chief Financial Officer and Director	40,000	

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (2 PERSONS) 10,040,000 shares of common stock and 100 shares of preferred stock. The holders of the Preferred Stock, collectively, shall have the majority of voting rights of the total number of shares entitled to vote at all times.

* Mr. Maniscalco has an option to purchase 40,000 shares of common stock with an exercise price of $0.25 per share.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of September 30, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were 30,000,000 shares of Common Stock outstanding that were held of record by three stockholders. There will be a maximum of 35,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Preferred Stock. As of the date of this registration statement, there were 300 shares of Preferred Stock outstanding that were held of record by three stockholders. The Preferred Stock is not being offered pursuant to this offering. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of Common Stock issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. Each Preferred Shares shall automatically be converted into 10,000 shares of Common Stock at any time at the option of the Company. No fractional shares of common stock shall be issued upon conversion of the Preferred Shares.

Nevada Takeover Statute: The Company is subject to Section 203 of the Nevada General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Nevada corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combinations to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Olde Monmouth and its telephone number is (732) 872-2727.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 35,000,000 shares of Common Stock outstanding if the maximum is sold and 300 shares of Preferred Stock. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 30,000,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 350,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this 1st day of December, 2006.

ZENERGY INTERNATIONAL INC.

By: ______________________

Robert Luiten President, President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Robert Luiten, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

____

Robert Luiten, President, Chief Executive Officer, President and Chairman (Principal Executive Officer)
December 1, 2006

____

Leonard Maniscalco
Chief Financial Officer and Director
December 1, 2006

Jun 03 06 04:52a p.1

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity # E0562382006-3
Document Number: 20060487206-25
Date Filed: 7/31/2006 12:00:12 PM
In the office of
Dean Heller
Secretary of State

Articles of Incorporation

(PURSUANT TO NRS 78)

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Zenergy International Inc.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Name: National Registered Agents, Inc. Street Address: 1000 East William St., Suite 204 · City: Carson City · Nevada · Zip Code: 89701 Optional Mailing Address · City · State · Zip Code
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: Common 300,000,000 · Par value: $ 0.0001 · Number of shares without par value: Preferred 1,000 @ $0.0001
4. Names & Addresses of Board of Directors/Trustees: (attach additional page if more than 3 directors/trustees)	1. ROBERT LUITEN (Name) 415 E. North Water Suite 1301 (Street Address) · Chicago (City) · IL (State) · 60611 (Zip Code) 2. MARTIN MCINTYRE (Name) 415 E. North Water Suite 1301 (Street Address) · Chicago (City) · IL (State) · 60611 (Zip Code) 3. BOSKO GASICH (Name) 415 E. North Water Suite 1301 (Street Address) · Chicago (City) · IL (State) · 60611 (Zip Code)
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be:
6. Names, Address and Signature of Incorporator: (attach additional page if more than 1 incorporator)	Stephen J. Czarnik (Name) · [signature] (Signature) 140 Broadway, 36th Floor (Address) · New York (City) · NY (State) · 10005 (Zip Code)
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. [signature] Authorized Signature of R. A. or On Behalf of R. A. Company · 7/31/2006 Date Gary Sherman-Asst Secretary

This form must be accompanied by appropriate fees.

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Certified Copy

November 22, 2006

Job Number: C20061122-1340
Reference Number: 00001088076-50
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20060750858-91	Certificate of Designation	1 Pages/1 Copies

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0562382006-3
Document Number:
20060750858-91

Date Filed:
11/22/2006 10:30:50 AM
In the office of

Dean Heller
Secretary of State

Certificate of Designation
(PURSUANT TO NRS 78.1955)

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

ZENERGY INTERNATIONAL INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock:

The number of shares constituting the Series A Preferred Shares shall be 1,000. Each issued and outstanding Series A Preferred Shares shall be entitled to the number of votes equal to the result of: (I) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Series A Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Series A Preferred Shares shall vote together with the holders of Common Shares as a single class. The Company shall not amend, alter or repeal the Series A Preferred Shares, special rights or other powers of the Series A Preferred Shares so as to affect adversely the Series A Preferred Shares, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series A Preferred Shares, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class. Each Series A Preferred Shares shall automatically be converted into 100,000 shares of common stock of the Company ("Common Share") at any time at the option of the holder. No fractional shares of common stock shall be issued upon conversion of the Series A Preferred Shares.

3. Effective date of filing (optional): (must not be later than 90 days after the certificate is filed)

4. Officer Signature: ______________________

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

ZENERGY INTERNATIONAL INC.
A Nevada Corporation

By-laws

ARTICLE I
OFFICES

Section 1.1 Registered Office. The registered office of the corporation shall be located at such place within the State of Nevada as the board of directors may from time to time determine. The initial registered office of the corporation shall be as specified in the Articles of Incorporation of the corporation.

Section 1.2 Other Offices. The corporation may also have offices at such other places, either within or without the State of Nevada, as the board of directors may from time to time determine or as the business of the corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 2.1 Location. All annual meetings of shareholders shall be held at the headquarters offices of the corporation in the State of Nevada, or at such other place, within or without the State of Nevada, as may be designated by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof. All special meetings of shareholders shall be held at such location, as may be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.2 Annual Meetings. Annual meetings of shareholders, commencing with the year 2007, shall be held on or before the 15th day of September, if not a legal holiday, and if a legal holiday, then on the next business day following, at 9:00 a.m. At each annual meeting, the shareholders shall elect a board of directors and transact such other business as may properly be brought before the meeting.

Section 2.3 Special Meetings. Special meetings of the shareholders may be called by the Chairman of the Board, president, the board of directors or the holders of not less than ten percent of all shares entitled to vote at the meeting. Business transacted at any special meeting shall be confined to the purposes stated in the notice thereof.

Section 2.4 Notice. Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the day of the meeting, either personally or by mail, by or at the direction of the president, the secretary or the officer or person calling the meeting, to each shareholder entitled to vote at such meeting.

Section 2.5 Quorum. The holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at meetings of shareholders except as otherwise provided in the Certificate of Incorporation in accordance with the Nevada Revised Statutes as amended (the "NRS"). Unless otherwise provided in the Articles of Incorporation, once a quorum is present at a meeting of the shareholders, the shareholders represented in person or by proxy at the meeting may conduct such business as may be properly brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting by any shareholder or the refusal of any shareholder represented in person or by proxy to vote shall not affect the presence of a quorum at the meeting. Unless otherwise provided in the Articles of Incorporation, the shareholders represented in person or by proxy at any meeting of the shareholders at which a quorum is not present may adjourn the meeting until such time and to such place as may be determined by a vote of the holders of a majority of the shares represented in person or by proxy at that meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified and called.

Section 2.6 Votes Required for Action. With respect to any matter, other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by NRS, the affirmative vote of the holders of a majority of the shares entitled to vote on that matter and represented in person or by proxy at a meeting of shareholders at which a quorum is present shall be the act of the shareholders, unless otherwise provided by the Articles of Incorporation in accordance with NRS. Unless otherwise provided in the Articles of Incorporation in accordance with NRS, directors shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present.

Section 2.7 Voting Rights. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class are limited or denied by the Articles of Incorporation or NRS.

Section 2.8 Proxies. A shareholder may vote in person or by proxy executed in writing by the shareholder. A telegram, telex, cablegram or similar transmission by the shareholder, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the shareholder shall be treated as an execution in writing for purposes of this Section. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

Section 2.9 List of Shareholders. The officer or agent having charge of the stock transfer books shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office or principal place of business of the corporation and shall be subject to inspection by any shareholder at any time during the usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer book or to vote at any such meeting of shareholders.

Section 2.10 Closing of Share Transfer Records and Fixing Record Date for Matters Including Consents to Action. Whenever these Bylaws or NRS require the vote of the Company's shareholders, the closing date of share transfer records shall be ten (10) days before the meeting of shareholders. The same ten (10) day period shall extend to Consents to Action.

Section 2.11 Action Without Meeting.

(a.) Any action required by law to be taken at a meeting of the shareholders, and/or any action that may be taken at a meeting of the shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed either (i) by all of the shareholders of the corporation or (ii) if the Articles of Incorporations provide, by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

(b.) Every written consent of the shareholders shall bear the date of signature of each shareholder who signs the consent. No written consent shall be effective to take the action that is the subject of the consent unless, within sixty (60) days after the date of the earliest dated consent delivered to the corporation as provided below, a consent or consents signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take the action that is the subject of the consent are delivered to the corporation by delivery to its registered office, its principal place of business, or an officer or agent of the corporation having custody of the books in which proceedings of meetings of the shareholders are recorded. Such delivery shall be made by hand or by certified or registered mail, return receipt requested, and in the case of delivery to the corporation's principal place of business, shall be addressed to the president of the corporation.

(c.) A telegram, telex, cablegram or similar transmission by a shareholder, or a photographic, photostatic, facsimile or other similar reproduction of a writing signed by a shareholder, shall be regarded as signed by the shareholder for the purposes of this Section.

(d.) Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action.

Section 2.12 Telephone Meetings. Shareholders may participate in and hold a meeting by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other. Participation in such a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.
Section 2.13 Minutes. The shareholders shall keep regular minutes of their proceedings, and such minutes shall be placed in the minute book of the corporation.

ARTICLE III
DIRECTORS

Section 3.1 Management. The powers of the corporation shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of its board of directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by law or by the Articles of Incorporation or by these bylaws directed or required to be exercised and done by the shareholders.

Section 3.2 Number; Election; Term; Qualification; Removal. The number of directors of the corporation shall be at least one (1) or such number as shall be from time to time specified by resolution of the board of directors; provided, however, that no director's term shall be shortened by reason of a resolution reducing the number of directors; and further provided that the number of directors constituting the initial board of directors shall be the number specified in the Articles of Incorporation, and shall remain at such number unless and until changed by resolution of the board of directors as aforesaid. The directors shall be elected at the annual meeting of the shareholders, except as provided in Section 3.3, and each director elected shall hold office for the term for which he or she is elected and until his or her successor is elected and qualified. Directors need not be residents of the State of Nevada or shareholders of the corporation. Any director may be removed at any time, with or without cause, at a special meeting of the shareholders called for that purpose.

Section 3.3 Resignations; Vacancies. A director may resign at any time by giving written notice to the board of directors or the chairman of the board. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors (or by the sole remaining director) though less than a quorum of the board of directors, or may be filled by an election at an annual or special meeting of the shareholders called for that purpose; provided, however, that if the vacancy is caused by reason of an increase in the number of directors, the board of directors may vote to fill not more than two such directorships during the period between any two successive annual meetings of shareholders. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office, or until the next election of one or more directors by shareholders if the vacancy is caused by an increase in the number of directors.

Section 3.4 Location of Meetings. Meetings of the board of directors, regular or special, may be held either within or without the State of Nevada.

Section 3.5 First Meeting of New Board. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the shareholders at the annual meeting, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the shareholders to fix the time and place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the shareholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

Section 3.6 Regular Meetings. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board of directors.

Section 3.7 Special Meetings. Special meetings of the board of directors may be called by the Chairman of the Board or the president, and shall be called by the secretary on the written request of a majority of directors then holding office. Written notice of special meetings of the board of directors shall be given to each director at least one (1) day before the date of the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 3.8 Quorum; Votes Required. A majority of the directors shall constitute a quorum for the transaction of business and the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors, unless a greater number is required by law or the Articles of Incorporation. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. At such adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the meeting as originally notified and called.

Section 3.9 Action Without Meeting. Any action required or permitted to be taken at a meeting of the board of directors or any committee may be taken without a meeting if a consent in writing, setting forth the action taken, is signed by all of the members of the board of directors or the committee, as the case may be, and such consent shall have the same force and effect as a unanimous vote at a meeting of the board of directors or the committee, as the case may be, duly called and held.

Section 3.10 Telephone Meetings. Directors and committee members may participate in and hold a meeting by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other. Participation in such a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 3.11 Compensation of Directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Members of committees of the board may be allowed like compensation for attending committee meetings.

Section 3.12 Minutes. The board of directors shall keep regular minutes of its proceedings and the proceeding of all committees of the board of directors, and such minutes shall be placed in the minute book of the corporation.

Section 3.13 Committees. The Chairman of the Board shall have the authority to constitute one or more committees to carry out certain of the responsibilities of the board of directors, and to designate the membership and committee chairperson thereof. Such committees shall conduct their meetings and adopt resolutions in a manner consistent with these Bylaws. No action or resolution of any committee of the board of directors shall become the authorized action or resolution of the Company absent formal adoption and consent to such action or resolution of the board of directors as a whole.

Section 3.14 Chairman. The board of directors shall elect a Chairman to serve a term of not less than one year and to perform the duties and responsibilities set forth in Article V herein.

ARTICLE IV
NOTICES

Section 4.1 General. Notices to shareholders, directors and committee members shall be in writing and may be delivered personally or mailed by U.S. mail, postage prepaid, to the shareholders, directors or committee members, respectively, at their addresses appearing on the books and share transfer records of the corporation. Notice to shareholders shall be deemed to be given at the time when the same shall be so delivered or mailed. Notice to directors and committee members may also be given by nationally recognized overnight delivery or courier service, facsimile transmission or telegram, and shall be deemed given when such notice shall be received by the proper recipient or, if earlier, (i) in the case of an overnight delivery or courier service, one (1) day after such notice is sent by such overnight delivery or courier service; (ii) in the case of telegraph, when deposited at a telegraph office for transmission and all appropriate fees therefore have been paid; and (iii) in the case of mailing by U.S. mail, three (3) days after such notice is mailed as described above.

Section 4.2 Waivers. Whenever any notice is required to be given to any shareholder, director or committee member under the provisions of law or of the Articles of Incorporation of these bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice.

Section 4.3 Attendance as Waiver. Attendance of a director or member of a committee at a meeting shall constitute a waiver of notice of such meeting, except where a director or committee member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.4 Omission of Notice to Shareholders. Any notice required to be given to any shareholder under any provision of NRS, the Articles of Incorporation or these bylaws need not be given to the shareholder if (i) notice of two (2) consecutive annual meetings and all notices of meetings held during the period between those annual meetings, if any, or (ii) all (but in no event less than two (2)) payments (if sent by first class mail) of distributions or interest on securities during a twelve (12) month period have been mailed to that person, addressed at his or her address as shown on the share transfer records of the corporation, and have been returned undeliverable. Any action or meeting taken or held without notice to such a person shall have the same force and effect as if the notice had been duly given. If such a person delivers to the corporation a written notice setting forth his or her then current address, the requirement that notice be given to that person shall be reinstated.

ARTICLE V
OFFICERS

Section 5.1 General. The officers of the corporation shall consist of a president and a secretary and may also include a chairman of the board, a vice-chairman of the board, one or more vice presidents, one or more assistant secretaries, and a treasurer and one or more assistant treasurers, each of whom shall be elected by the board of directors. The chairman and vice-chairman of the board, if any, shall each be members of the board of directors, but no other officers of the corporation need be a director. Any two or more offices may be held by the same person.

Section 5.2 Election of Officers; Salaries. At the first meeting of the board of directors after each annual meeting of shareholders, the board of directors shall choose a president and a secretary. Such other officers and assistant officers and agents as may be deemed necessary may also be elected or appointed by the board of directors. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5.3 Term of Office. The officers of the corporation shall hold office until their respective successors are chosen and qualified. Any officer or agent who is elected or appointed by the board of directors may be removed by the board of directors at any time, if, in the judgment of the board of directors, the best interests of the corporation will be served thereby; provided, that such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any vacancy occurring in any office of the corporation (whether by death, resignation, removal or otherwise) shall be filled by resolution of the board of directors.

Section 5.4 Positions. The officers of the Corporation shall be a President, Secretary and Chairman of the Board, each of whom shall be elected by the board of directors. The board of directors may also elect or authorize the appointment of such other officers as the business of the Corporation may require. The officers shall have such authority and perform such duties as the board of directors may from time to time authorize or determine. In the absence of action by the board of directors, the officers shall have such powers and duties as are set forth below:

President: The President shall exercise executive authority over the Company. The President shall be responsible for establishing the Company's strategy, supervising the Company's officers and employees, and directing the Company's day to day operations.

Secretary: The secretary shall attend all meetings of the board of directors and all meetings of the shareholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for any committees when required. The secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he or she shall be. The secretary shall keep in safe custody the seal of the corporation and, when authorized by the board of directors, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his or her signature or by the signature of an assistant secretary, the treasurer or an assistant treasurer.

Chairman of the Board: The Chairman of the Board, shall be chosen from among the members of the board of directors, shall have the authority to call special meetings of the Board and the Stockholders and shall preside at all meetings of the directors and the stockholders of the Corporation. The Chairman of the Board shall have the authority to constitute one or more committees to carry out certain of the responsibilities of the board of directors, and to designate the membership and committee chairperson thereof. Although the Board of Directors may elect a Vice Chairman of the Board, who, in the absence of the Chairman, shall preside at all meetings of the stockholders and directors at which he is present, such Vice Chairman shall not be an officer of the Corporation.

ARTICLE VI

SHARES OF STOCK

Section 6.1 Certificates. The corporation shall deliver certificates representing all shares to which shareholders are entitled; and such certificates shall be signed by the president or a vice president, and the secretary or an assistant secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof. Each certificate representing shares shall state upon the face thereof that the corporation is organized under the laws of the State of Nevada, the name of the person to whom issued, the number and class and the designation of the series, if any, that such certificate represents, and the par value of each share represented by such certificate or a statement that the shares are without par value.

Section 6.2 Issuance; Payment. Shares (both treasury and authorized but unissued) may be issued for such consideration (not less than par value in the case of authorized but unissued shares) and to such persons as the board of directors may from time to time determine. Consideration for the issuance of shares may be paid in whole or in part, in money or other property, tangible or intangible, and/or by labor or services actually performed for the corporation. When payment of the consideration for which shares are to be issued shall have been received by the corporation, such shares shall be deemed fully paid and nonassessable. In the absence of fraud in the transaction, the good faith determination of the board of directors as to the value of the consideration received for shares shall be conclusive.

Section 6.3 Signatures. The signatures of the president or vice president and the secretary or assistant secretary upon a certificate may be facsimiles, if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the corporation itself or an employee of the corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer at the date of the issuance.

Section 6.4 Lost Certificates. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 6.5 Transfer of Certificates. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 6.6 Restriction of Transfer of Shares. If the corporation issues any shares that are not registered under the Securities Act of 1933, as amended, and registered or qualified under any applicable state securities laws, the transfer of any such shares shall be restricted, and shall bear a legend reciting such restrictions which shall be conspicuously set forth on the face or on the back of each certificate representing such shares.

Section 6.7 Registered Holders of Shares. Unless otherwise provided in NRS:

(a.) The corporation may regard the person in whose name any shares of the corporation are registered in the share transfer records of the corporation at any particular time (including, without limitation, as of a record date fixed pursuant to Section 2.10 or 2.11 of these bylaws) as the owner of those shares at that time for purposes of voting those shares, receiving distributions thereon or notices in respect thereof, transferring those shares, exercising rights of dissent with respect to those shares, exercising or waiving any preemptive rights with respect to those shares, entering into any agreements with respect to those shares in accordance with NRS, or giving proxies with respect to those shares; and

(b.) Neither the corporation nor any of its officers, directors, employees or agents shall be liable for regarding that person as the owner of those shares at that time for those purposes, regardless of whether that person does not possess a certificate representing those shares.

ARTICLE VII
INDEMNIFICATION; INSURANCE

Section 7.1 Persons; Scope; Advancement of Expenses. The corporation shall indemnify a person to the fullest extent permitted under NRS and any other applicable laws, and may, at the discretion of the board of directors, advance reasonable expenses to such persons to the fullest extent and according to the procedures and standards set forth in NRS and any other applicable law.

Section 7.2 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, other enterprise, or employee benefit plan, against any liability asserted against him or her and incurred by him or her in such a capacity or arising out of his or her status as such a person, whether or not the corporation would have the power to indemnify him or her against that liability under this bylaw.

Section 7.3 Nonexclusive. The indemnification provided by these bylaws shall not be exclusive of any other rights to which a person may be entitled by law, Articles of Incorporation, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise. Indemnification shall continue and inure to the benefit of the heirs, executors and administrators of any person entitled to indemnification under the provisions of this Article VII.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1 Dividends. The board of directors may declare and the corporation may pay dividends on its outstanding shares in cash, property or its own shares pursuant to law and subject to the provisions of its Articles of Incorporation.

Section 8.2 Reserves. The board of directors may by resolution create a reserve or reserves out of surplus for any proper purpose or purposes, and may modify or abolish any such reserve in the
same manner.

Section 8.3 Books and Records. The corporation shall keep books and records of account and shall keep minutes of the proceedings of all meetings of the shareholders, the board of directors and each committee of the board of directors. The corporation shall keep at its registered office or, whether within or outside the state of Nevada, at its principal place of business or at the office of its transfer agent or registrar, a record of the original issuance of shares issued by the corporation and a record of each transfer of those shares that have been presented to the corporation for registration of transfer. Such records shall contain the names and addresses of all past and current shareholders and the number and class of shares issued by the corporation held by each of them. Any books, records, minutes and share transfer records may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 8.4 Report to Shareholders. The board of directors must, when requested by the holders of at least one-third (1/3) of the outstanding shares of the corporation, present to the shareholders written reports giving a full and clear statement of the business and condition of the corporation, including a reasonably detailed balance sheet and income statement.

Section 8.5 Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

Section 8.6 Fiscal Year. The fiscal year of the corporation shall be fixed by the resolution of the board of directors.

Section 8.7 Seal. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Nevada." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 8.8 Construction. Whenever the context or circumstances so require, for all terms used herein the masculine shall include the feminine and neuter, and the singular shall include the plural, and vice versa. If any provision of these bylaws shall be held illegal, invalid or inoperative, then, so far as is reasonable and possible (i) the remainder of the Bylaws shall be and remain legal, valid and operative and (ii) effect shall be given the intent manifested by the provision held illegal, invalid or inoperative and to that end, such illegal, invalid or inoperative provision shall be deemed to have been replaced by a provision that is as similar to such illegal, invalid or inoperative provision as possible and still be legal, valid and operative.

Section 8.9 Headings. Headings used in these bylaws have been inserted for administrative convenience only and do not constitute matter to be construed in interpretation of the substantive provisions of these bylaws.

Section 8.10 Emergencies. Notwithstanding any other provision of these bylaws to the contrary, during an emergency period following major catastrophe resulting in the loss by death, mental or physical incapacity or otherwise, or the isolation of members of the board of directors or officers of the corporation, a majority of the remaining directors (who have not been rendered incapable of acting by death, physical or mental incapacity, isolation or otherwise) shall constitute a quorum of the board of directors and shall have the power, by majority vote, (i) to fill vacancies on the board of directors and to elect and appoint officers of the corporation; (ii) to call special meetings of the shareholders; and (iii) to carry on any and all other corporate business. During such emergency period reasonable attempts shall be made to give notice to directors, but actions taken at a meeting held during such period shall not be rendered invalid solely because of failure to give notice as otherwise required.

ARTICLE IX
AMENDMENT OF BYLAWS

Section 9.1 General. These bylaws may be altered, amended or repealed or new bylaws may be adopted at any meeting of the board of directors at which a quorum is present, by the affirmative vote of a majority of the directors present at such meeting (provided notice of the proposed alteration, amendment or repeal is contained in the notice of the meeting), subject to alteration, amendment or repeal at any meeting of the shareholders at which a quorum is present, by the affirmative vote of a majority of the shares represented in person or by proxy at such meeting (provided notice of the proposed alteration, amendment or repeal is contained in the notice of the meeting).

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATE.

THE ACQUISITION OF THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ENTITY SUBSCRIPTION AGREEMENT

Zenergy International, Inc.
415 E. North Water Suite 1301
Chicago IL 60611
Attention: Robert Luiten, CEO

Ladies and Gentlemen:

The undersigned (the "Shareholder") acknowledges that ZENERGY INTERNATIONAL, INC., a Nevada corporation ("ZENERGY" or the "Company") is offering for sale up to ________0,000 shares of common stock (collectively, the "Shares"). The undersigned further acknowledges that the issuance of the Shares is part of a private offering by ZENERGY (the "Offering") that is being made without registration of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), and is being made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended and set forth on Appendix A attached hereto) pursuant to Regulation A, 17 C.F.R. 230.251 *et seq.* (the "Code"). This offering is made pursuant to a Regulation A Offering Statement (the "Statement") dated December 1, 2006 as filed with the Securities and Exchange Commission and attached hereto as Appendix B.

1) Subscription. Subject to the terms and conditions hereof and within the Statement, the undersigned hereby irrevocably subscribes the Shares in the amount set forth in Appendix C, which amount is payable as described in Section 4 hereof.

2) Acceptance of Subscription and Issuance of Shares. It is understood and agreed that ZENERGY shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by ZENERGY only when it is signed by a duly authorized officer of ZENERGY, and delivered to the undersigned. Subscriptions need not be accepted in the order received, and the Shares may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement (the "Agreement") to the contrary, ZENERGY shall have no obligation to issue Shares to any person who is a resident of a jurisdiction in which the issuance of the Shares to it would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

3) The Closing. The closing of the issuance of each of the Shares sold shall take place at the discretion of ZENERGY and at such other time and place as ZENERGY shall designate by notice to the undersigned (each, a "Closing").

4) Payment for Shares. Payment for the Shares shall be received by ZENERGY from the undersigned by cashier's check or wire transfer of immediately available funds at the Closing, in an amount as set forth in Appendix C hereto. ZENERGY shall deliver the Shares, issued by ZENERGY, to the undersigned following the Closing for such Shares.

5) Representations, Warranties and Covenants of the Undersigned. The undersigned hereby represents and warrants to and covenants with ZENERGY and each officer, director, and agent of ZENERGY that:

5.1 General.

(a) The undersigned has all requisite authority to enter into this Agreement and to perform all the obligations required to be performed by the undersigned hereunder.

(b) Each owner or member of the undersigned is an "accredited investor" as such term is defined in the rules to the Securities Act of 1933, as amended, as attached hereto as Appendix A.

(c) The undersigned has received a copy of the Statement. The undersigned has not been furnished any offering literature other than the Statement and has relied only on the information contained therein.

(d) The undersigned is aware that ZENERGY is a development stage company and has a limited operating history and is familiar with the business and financial condition, properties, operations and prospects of ZENERGY all as generally described in the Statement. The undersigned has been given the opportunity to obtain any information necessary to verify the accuracy of the information set forth in the Statement and has been furnished all such information so requested.

(e) The undersigned will not engage in any activity that will constitute a distribution of the Shares and will not violate Regulation M or any other federal or state securities laws.

5.2 Information Concerning ZENERGY.

(a) The undersigned understands that the investment in ZENERGY through the Shares involves various risks.

(b) The undersigned understands that no federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness or advisability of this investment.

5.3 Status of Undersigned. The undersigned is an "accredited investor," as such term is defined in as defined in the rules to the Securities Act of 1933, as amended.

5.4 Restrictions on Transfer or Sale of Securities.

(a) The undersigned has not offered or sold any portion of the Shares to others or with a view to reselling or otherwise disposing of any portion of the Shares.

(b) The undersigned acknowledges that ZENERGY has the right in its sole and absolute discretion to abandon this Offering at any time prior to the Closing and to return the previously paid subscription amount as set forth in Appendix C hereto without interest or penalty thereon, to the undersigned.

6) Conditions to Obligations of the Undersigned and ZENERGY. The obligations of the undersigned to purchase and pay for the Shares specified in Appendix C hereto and of ZENERGY to issue the Shares are subject to the satisfaction at or prior to the Closing of the sale of each Share of the following conditions precedent: (i) the representations and warranties of the undersigned contained in Section 5 hereof, shall be true and correct on and as of the Closing in all respects with the same effect as though such representations and warranties had been made on and as of the Closing; and (ii) the undersigned shall complete, execute and deliver this Agreement and all documents contemplated hereby and provided for herein.

7) Brokers or Finder's Fees. Neither the undersigned nor ZENERGY has entered into any agreement to pay any broker's or finder's fee to any third party with respect to this Agreement or the transactions contemplated hereby. The undersigned and ZENERGY shall indemnify and hold each other harmless against any losses, claims, damages, liabilities or actions to which the other may become subject arising out of or based upon any broker's or finder's fees which are not the fault of such other party.

8) Waiver; Amendment. Neither this Agreement nor any provisions hereof shall be modified, amended, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, amendment, discharge or termination is sought. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set

forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same on any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

9) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by ZENERGY (except to a subsidiary or parent entity of ZENERGY) or the undersigned without the prior written consent of the other parties to this Agreement.

10) Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER DETERMINED, IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEVADA WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF NEVADA TO THE RIGHTS AND DUTIES OF THE PARTIES; PROVIDED, HOWEVER, THAT ALL LAWS PERTAINING OR RELATING TO CORPORATE GOVERNANCE OF ZENERGY SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEVADA WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF NEVADA TO THE CORPORATE GOVERNANCE OF ZENERGY.

11) Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

13) Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

If to ZENERGY, to it at the following address:

Zenergy International, Inc.
415 E. North Water Suite 1301
Chicago IL 60611
Attention: Robert Luiten, CEO

If to the undersigned, to it at the address set forth on the signature page hereto; or at such other address as either party shall have specified by notice in writing to the other.

14) Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

15) Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by ZENERGY, (ii) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

16) Notification of Changes. The undersigned hereby covenants and agrees to notify ZENERGY upon the occurrence of any event prior to the Closing pursuant to this Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

17) Entire Agreement. This Agreement, including any appendices attached hereto, supersede all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and thereof and contain the and entire agreement among the parties hereto with respect to the subject matter hereof and thereof.

18) Expenses; Attorneys Fees. Except as otherwise expressly set forth herein, each party shall pay all expenses incurred by it or on its behalf in connection with this Agreement or any transaction contemplated hereby.

19) Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

20) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement this __th day of December, 2006.

Subscriber:
[insert name of subscriber]

By: ______________________________
Name:
Title:
Address: ______________________________

____

____
Subscriber's Tax Identification Number

Accepted by:

ZENERGY INTERNATIONAL, INC.

By______________________________
Robert Luiten, CEO

Accepted as of: December __, 2006

APPENDIX A

ACCREDITED INVESTOR DEFINITION

Rule 501. Definitions and Terms Used in Regulation D.

As used in Regulation D, the following terms shall have the meaning indicated:

(a) *Accredited Investor.* "Accredited investor" shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(1) Any bank as defined in Section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors.

APPENDIX B

REGULATION A OFFERING STATEMENT

APPENDIX C

CONSIDERATION TO BE DELIVERED

Shares of Common Stock of ZENERGY INTERNATIONAL, INC.	Amount to be Paid
______________________________	$______________.00

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this "Agreement"), dated effective as of November 29, 2006, by and between ZENERGY INTERNATIONAL INC., a corporation organized and existing under the laws of the State of Nevada (the "Company"), and Leonard Maniscalco, an individual residing at 1555 Hollywood Blvd., Hollywood, FL 33020 (the "Employee").

WITNESSETH:

WHEREAS, the Company wishes to employ the Employee upon the terms and subject to the conditions set forth herein, and the Employee desires to enter into this Agreement and accept such employment, upon such terms and conditions;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the parties hereto, each intending to be legally bound hereby, agree as follows:

1. Employment. Subject to the terms and conditions set forth herein, the Company shall employ the Employee as ________________________ of the Company, and the Employee accepts such employment for the Employment Term (as defined in Section 3). During the Employment Term, the Employee shall perform the duties consistent with such office and such other duties as may from time to time be assigned to him by the Board of Directors of the Company (the "Board").

2. Performance.

(a) During the Employment Term, the Employee shall perform and discharge the duties that may be assigned to him by the Board from time to time in accordance with this Agreement, and the Employee shall devote his best talents, efforts and abilities to the performance of his duties hereunder.

(b) During the Employment Term, the Employee shall perform such duties on a half-time basis (50% of normal working hours), and the Employee may have other employment, provided, however, that the Employee is available to work for the Company at least 50% of normal working hours. In the event that in any week, with the prior written approval of the Board, the Employee performs services for the Company in excess of 20 hours, the Company shall pay the Employee $175 per hour for each hour in excess of 20 hours.

3. Employment Term. Unless earlier terminated pursuant to Section 7, the employment term shall begin on November 1, 2006 (the "Effective Date"), and shall continue for a period of [(6) six months] from such date (the "Initial Term"); provided that such term shall be automatically extended for additional periods of one (1) year commencing on June 1, 2007 and each June 1 thereafter (such period the "Additional Term") unless either party shall have given notice to the other party that such party does not desire to extend the term of this Agreement. Any such notice must comply with Section 11 and be given at least forty five (45) days prior to the end of the Initial Term or the Additional Terms, as applicable (the Initial Term and the

Additional Term or Terms, if applicable, shall be known collectively as the "Employment Term"). Notwithstanding anything in this Agreement to the contrary, the Employment Term shall end on the Termination Date as defined in Section 7(g).

4. Compensation.

(a) Base Salary. As compensation for services hereunder and in consideration of the Employee's other agreements hereunder, during the initial three (3) months of the Employment Term, the Company shall pay the Employee a base salary, payable in accordance with the customary payroll practices of Company procedures, subject to withholding and other applicable taxes, at a monthly rate of Seven Thousand Five Hundred Dollars ($7,500.00), and following the initial three (3) months of the Employment Term, the Company shall pay the Employee a base salary, payable in accordance with the customary payroll practices of Company procedures, subject to withholding and other applicable taxes, at a monthly rate of Nine Thousand Dollars ($9,000.00), subject to review by the Board no less frequently than annually for increases (such base salary, as increased from time to time being hereinafter referred to as "Base Salary").

(b) Stock Options. Concurrently herewith, the Company is granting the Employee an option to purchase 40,000 shares of the common stock of the Company (the "Restricted Stock") at an exercise price of $0.25 per share (the "Option"). The Option shall be granted under, and shall be subject to the terms and conditions of the Company's 2006 Stock Option Plan (the "Option Plan"). The Option is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the maximum extent permissible.

(c) Cash Bonuses and Incentive Compensation. During the Employment Term, the Employee shall have opportunities for cash bonuses and incentive compensation comparable to those provided to other similarly situated senior employees of the Company and shall be eligible to participate in all bonus and incentive compensation plans made available by the Company, from time to time, for its similarly situated senior employees.

5. Benefits. During the Employment Term, the Company shall provide the Employee with the following benefits:

(a) Vacation, Sick Leave. The Employee shall be entitled to no less than [four] weeks of paid vacation during each full calendar year of the Employment Term (and a pro rata portion thereof for any portion of the Employment Term that is less than a full calendar year); provided that no single vacation may exceed two consecutive weeks in duration. Unused vacation may not be carried over to successive years.

(b) Expenses. The Employee shall be reimbursed by the Company for all reasonable expenses actually incurred or paid by him in connection with the performance of his duties hereunder in accordance with policies established by the Company from time to time and upon presentation of expense statements and/or such other supporting information as the Company may reasonably require.

6. [Medical, Dental, Disability, Life Insurance, Pension and Other Benefits. The Company shall offer to the Employee, in accordance with the terms and conditions of the applicable plan documents and all applicable laws, the ability to participate in the various medical, dental, disability, life insurance, pension and other employee benefit plans made available by the Company, from time to time, for its senior employees; provided, however, that any premiums, costs and/or expenses for the Employee and his dependents with respect to such coverage shall be paid by Employee and/or withheld by the Company from the Employee's earnings.]

7. Termination. The employment hereunder of the Employee may be terminated prior to the expiration of the Employment Term in the manner described in this Section 7.

(a) Termination by the Company for Good Cause. The Company shall have the right to terminate the employment of the Employee for Good Cause (as such term is defined in Section 7(h)(ii)) by written notice to the Employee specifying the particulars of the circumstances forming the basis for such Good Cause.

(b) Termination upon Death. The employment of the Employee hereunder shall terminate immediately upon his death.

(c) The Company's Options upon Disability. If the Employee becomes physically or mentally disabled during the Term so that he is unable to perform the services required of him pursuant to this Agreement for a period of three (3) successive months, or an aggregate of three (3) months in any twelve-month period (the "Disability Period"), the Company shall have the option, in its discretion, by giving written notice thereof, either to (A) terminate the Employee's employment hereunder pursuant to Section 7(a); or (B) continue the employment of the Employee hereunder upon all the terms and conditions set forth herein. During the Disability Period, the Employee shall continue to receive the compensation and other benefits provided herein net of any payments received under any disability policy or program of which the Employee is a beneficiary or recipient.

(d) Voluntary Resignation by the Employee. The Employee shall have the right to voluntarily resign his employment hereunder for other than Good Reason (as such term is defined in Section 7(h)(iii)) by written notice to the Company.

(e) Termination by the Company Without Good Cause. The Company shall have the right to terminate the Employee's employment hereunder without Good Cause by written notice to the Employee, but the obligations placed upon the Company in Section 8 will apply.

(f) Resignation by the Employee for Good Reason. The Employee shall have the right to terminate his employment for Good Reason by written notice to the Company specifying the particulars of the circumstances forming the basis for such Good Reason.

(g) Termination Date. The "Termination Date" is the date as of which the Employee's employment with the Company terminates in accordance with this Agreement. Any notice of termination given pursuant to the provisions of this Agreement shall specify the Termination Date.

(h) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) "person" means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, joint venture, court or government (or political subdivision or agency thereof).

(ii) "Good Cause" shall mean the occurrence of any of the following: (A) any act or omission which constitutes a material breach of this Agreement or the willful failure or the willful refusal of the Employee to substantially perform his duties, provided, however, that the Board has delivered to the Employee a written demand to cure the breach or for substantial performance, which demand specifically identifies the manner in which the Employee has breached the Agreement or failed to substantially perform his duties, and the Employee has been given ten (10) days after such notice (or such longer period as may reasonably be necessary) in which to cure the failure or to substantially perform his duties, (B) the Employee's conviction of a crime which constitutes a felony under applicable law, or a plea of guilty or *nolo contendere* with respect thereto; (C) the commission by the Employee of any dishonest or wrongful act or the gross negligence of the Employee involving fraud, misrepresentation or moral turpitude causing material damage or potential damage to the Company or any client of the Company, or any act or omission by the Employee that is materially injurious to the business or reputation of the Company; (D) any violation of the provisions of Section 9 hereof that causes material harm to the Company; or (E) the reasonable determination by a licensed medical professional mutually agreed upon by the Company and the Employee that the Employee is dependent upon a controlled substance which either has: (1) not been prescribed by a licensed medical professional; or (2) been prescribed by a licensed medical professional but the dosages taken by the Employee exceed that prescribed by such licensed medical professional.

(iii) "Good Reason" means the occurrence of any of the following events:

(A) the assignment to the Employee of any duties inconsistent in any material respect with the Employee's then position (including status, offices, titles and reporting relationships), authority, duties or responsibilities, or any other action or actions by the Company which when taken as a whole results in a significant diminution in the Employee's position, authority, duties or responsibilities, excluding for this purpose any isolated, immaterial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Employee;

(B) a material breach by the Company of one or more provisions of this Agreement, provided that such Good Reason shall not exist unless the Employee shall first have provided the Company with written notice specifying in reasonable detail the factors constituting such material breach and such material breach shall not have been cured by the Company within thirty (30) days after such notice or such longer period as may reasonably be necessary to accomplish the cure;

(C) a reduction in the Employee's Base Salary or a reduction in any other benefit or payment described in this Agreement provided that those changes (either individually or in the aggregate) will result in a material adverse change with respect to the benefits to which the Employee was entitled as of the Effective Date;

(D) a failure by the Company to require any successor entity to the Company specifically to assume all of the Company's obligations to the Employee under this Agreement;

(E) the Company requiring the Employee to be based at any location other than within fifty (50) miles of the Company's current Employee office location, except for requirements of temporary travel on the Company's business to an extent substantially consistent with the Employee's business travel obligations existing immediately prior to the date of this Agreement; and

(F) any purported termination by the Company of the Employee's employment otherwise than as expressly permitted by this Agreement.

8. Obligations of Company on Termination. Notwithstanding anything in this Agreement to the contrary, the Company's obligations on termination of the Employee's employment shall be as described in this Section 8.

(a) Obligations of the Company in the Case of Termination for any reason. In the event that prior to the expiration of the Employment Term, the Company terminates the Employee's employment, pursuant to Section 7(a), (b), (c) or (e), or the Employee resigns, pursuant to Section 7 (d) or 7(f), within thirty (30) days following the Termination Date, the Company shall pay the Employee a single lump sum cash payment (the "Severance Payment") equal to the sum of any Base Salary, cash bonuses, vacation and unreimbursed expenses accrued but unpaid as of the Termination Date.

(b) Obligations of the Company regarding Medical Benefits in case of Termination for any reason. Notwithstanding anything in this Agreement to the contrary, upon Termination of the Employee's employment for any reason, the Employee, or in the event of the Employee's death, his eligible dependents, shall have the option to participate for a period of up to [18] months from the Termination Date in any medical plan that the Company is offering to employees generally during that period, except to the extent such coverage may not be available due to restrictions imposed by the insurer or by law; provided however, that any premiums, costs and/or expenses for the Employee and his dependents with respect to such coverage shall be paid by the Employee or in the event of the Employee's death, his eligible dependents.

9. Covenants of the Employee

(a) During the Employment Term and for a period of two (2) years thereafter the Employee shall not, directly or indirectly, employ, solicit for employment or otherwise contract for the services of any employee of the Company or any of its affiliates at the time of this Agreement or who shall subsequently become an employee of the Company or any such affiliate; and

(b) During the Employment Term and for a period of two (2) years thereafter the Employee will not solicit, in competition with the Company or its affiliates, any person who is, or was at any time within two years prior to the Termination Date, a customer of the business conducted by the Company or any of its affiliates. For purposes of this Agreement, the reasonable decision of the Board as to what constitutes a competing business shall be final and binding upon the Employee; provided that the Employee's ownership of securities of two percent (2%) or less of any publicly traded class of securities of a public company shall not be considered to be competition with the Company or any of its affiliates.

(c) During the Employment Term and following the termination of this Agreement, the Employee will not: (i) divulge, transmit or otherwise disclose (except as legally compelled by court order, and then only to the extent required, after prompt notice to the Company of any such order), directly or indirectly, other than in the regular and proper course of business of the Company, any confidential knowledge or information with respect to the operations, finances, organization or employees of the Company or with respect to confidential or secret processes, services, techniques, customers or plans with respect to the Company; and (ii) use, directly or indirectly, any confidential information for the benefit of anyone other than the Company; provided, however, that the Employee has no obligation, express or implied, to refrain from using or disclosing to others any such knowledge or information which is or hereafter shall become available to the public other than through disclosure by the Employee. All new processes, techniques, know-how, inventions, plans, products, patents and devices developed, made or invented by the Employee, alone or with others, while an employee of the Company which are related to the business of the Company shall be and become the sole property of the Company, unless released in writing by the Company, and the Employee hereby assigns any and all rights therein or thereto to the Company.

(d) All files, records, correspondence, memoranda, notes or other documents (including, without limitation, those in computer-readable form), real property or intellectual property relating or belonging to the Company or its affiliates, whether prepared by the Employee or otherwise coming into his possession in the course of the performance of his services under this Agreement, shall be the exclusive property of Company and shall be delivered to Company and not retained by the Employee (including, without limitations, any copies thereof) upon termination of this Agreement for any reason whatsoever.

(e) The Employee acknowledges that a breach of his covenants contained in this Section 9 may cause irreparable damage to the Company and its affiliates, the exact amount of which will be difficult to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, the Employee agrees that if he breaches any of the covenants contained in this Section 9, in addition to any other remedy which may be available at law or in equity, the Company shall be entitled to specific performance and injunctive relief.

(f) The Company and the Employee further acknowledge that the time, scope, geographic area and other provisions of this Section 9 have been specifically negotiated by sophisticated commercial parties and agree that all such provisions are reasonable under the circumstances of the activities contemplated by this Agreement. In the event that the agreements in this Section 9 shall be determined by any court of competent jurisdiction to be unenforceable by reason of their extending for too great a period of time or over too great a geographical area or by reason of their being too extensive in any other respect, they shall be interpreted to extend only over the maximum period of time for which they may be enforceable and/or over the maximum geographical area as to which they may be enforceable and/or to the maximum extent in all other respects as to which they may be enforceable, all as determined by such court in such action.

(g) The Employee agrees to cooperate with the Company, during the Employment Term and thereafter (including following the Employee's termination of employment for any reason), by making himself reasonably available to testify on behalf of the Company or any of its affiliates in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and to assist the Company, or any affiliate, in any such action, suit, or proceeding, by providing information and meeting and consulting with the Board or its representatives or counsel, or representatives or counsel to the Company, or any affiliate as reasonably requested; provided, however that the same does not materially interfere with his then current professional activities and is not contrary to the best interests of the Employee. The Company agrees to reimburse the Employee, on an after-tax basis, for all expenses actually incurred in connection with his provision of testimony or assistance.

(h) The parties agrees that, during the Employment Term and thereafter (including following the Employee's termination of employment for any reason) that they will not make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which may, directly or indirectly, disparage the other party or any of its affiliates or their respective officers, directors, employees, advisors, businesses or reputations. Notwithstanding the foregoing, nothing in this Agreement shall preclude the either party from making truthful statements or disclosures that are required by applicable law, regulation or legal process.

10. Arbitration. The parties agree that any dispute, claim, or controversy based on common law, equity, or any federal, state, or local statute, ordinance, or regulation (other than workers' compensation claims) arising out of or relating in any way to the Employee's employment, the terms, benefits, and conditions of employment, or concerning this Agreement or its termination and any resulting termination of employment, including whether such a dispute is arbitrable, shall be settled by arbitration. This agreement to arbitrate includes but is not limited to all claims for any form of illegal discrimination, improper or unfair treatment or dismissal, and all tort claims. The Employee will still have a right to file a discrimination charge with a federal or state agency, but the final resolution of any discrimination claim will be submitted to arbitration instead of a court or jury. The arbitration proceeding will be conducted under the employment dispute resolution arbitration rules of the American Arbitration Association in effect at the time a demand for arbitration under the rules is made. The decision of the arbitrator(s), including determination of the amount of any damages

suffered, will be exclusive, final, and binding on all parties, their heirs, executors, administrators, successors and assigns. Each party will bear its own expenses in the arbitration for arbitrators' fees and attorneys' fees, for its witnesses, and for other expenses of presenting its case. Other arbitration costs, including administrative fees and fees for records or transcripts, will be borne equally by the parties.

11. Notices. Any notices required or permitted hereunder shall be in writing and shall be deemed to have been given when personally delivered or when mailed, certified or registered mail, postage prepaid, to the following addresses:

If to the Employee:

Leonard Maniscalco
1555 Hollywood Blvd.
Hollywood, FL 33020

If to the Company:

ZENERGY INTERNATIONAL INC.
415 E. North Water Suite 1301
Chicago IL 60611
Attention: Robert Luiten,
President and Chief Executive Officer

12. General.

(a) Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Nevada applicable to contracts executed and to be performed entirely within the State of Nevada.

(b) Construction and Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired, and the parties undertake to implement all efforts which are necessary, desirable and sufficient to amend, supplement or substitute all and any such invalid, illegal or unenforceable provisions with enforceable and valid provisions which would produce as nearly as may be possible the result previously intended by the parties without renegotiation of any material terms and conditions stipulated herein.

(c) Performance; Assignability. The Employee represents and warrants to the Company that the Employee has no contracts or agreements of any nature that the Employee has entered into with any other person, firm or corporation that contain any restraints on the Employee's ability to perform his obligations under this Agreement. The Employee may not assign his interest in or delegate his duties under this Agreement. This Agreement is for the employment of the Employee, personally, and the services to be rendered by him under this Agreement must be rendered by him and no other person. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns. Notwithstanding anything else in this Agreement to the contrary, the Company may assign this Agreement to and all rights hereunder shall inure to the benefit of any person, firm or corporation resulting from the reorganization of the Company or succeeding to the business or assets of the Company by purchase, merger or consolidation. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no succession had taken place. The Company's failure to obtain such an assumption and agreement prior to the effective date of a succession will be a breach of this Agreement and will entitle the Employee to compensation from the Company in the same amount and on the same terms as if the Employee were to terminate his employment for Good Reason, except that, for purposes of implementing the foregoing, the date on which any such succession becomes effective will be deemed the Termination Date.

(d) Compliance with Rules and Policies. The Employee shall perform all services in accordance with the policies, procedures and rules established by the Company, including, but not limited to, the By-Laws of the Company. In addition, the Employee shall comply with all laws, rules and regulations that are generally applicable to the Company, its affiliates and their employees, directors and officers.

(e) Withholding. The Company shall withhold from all amounts due hereunder any withholding taxes payable to federal, state, local or foreign taxing authorities.

(f) Entire Agreement, Modification. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, supersedes all prior agreements and undertakings, both written and oral, and may not be modified or amended in any way except in writing by the parties hereto.

(g) Duration. Notwithstanding the Employment Term hereunder, this Agreement shall continue for so long as any obligations remain under this Agreement.

(h) Survival. The covenants set forth in Section 9 of this Agreement shall survive and shall continue to be binding upon the Employee notwithstanding the termination of this Agreement for any reason whatsoever. It is expressly agreed that the remedy at law for the breach or threatened breach of any such covenant is inadequate and that the Company, in addition to any other remedies that may be available to it, in law or in equity, shall be entitled to injunctive relief to prevent the breach or any threatened breach thereof without bond or other security or a showing that monetary damages will not provide an adequate remedy.

(i) Waiver. No waiver by either party hereto of any of the requirements imposed by this Agreement on, or any breach of any condition or provision of this Agreement to be performed by, the other party shall be deemed a waiver of a similar or dissimilar requirement, provision or condition of this Agreement at the same or any prior or subsequent time. Any such waiver shall be express and in writing, and there shall be no waiver by conduct.

(j) Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have hereunto executed this Agreement as of the day and year first written above.

ZENERGY INTERNATIONAL INC.

By____________/s/____________________
Robert Luiten
President and Chief Executive Officer

LEONARD MANISCALCO

__________________/s/____________________

Zenergy International Inc.
Balance Sheet
As of September 30, 2006

		2006
ASSETS		
Current Assets		
Cash		$ 26,107.00
Total Current Assets		26,107.00
		$ 26,107.00
LIABILITIES & SHAREHOLDERS' .EQUITY		
Liabilities		$ -
Total Liabilities		0.00
Shareholders' Equity		
Common Stock & Paid in Capital		
Shareholder - Gasich	$ 28,998.50	
Shareholder - McIntyre	28,998.50	57,997.00
Retained Earnings (Deficit)		-31,890.00
Total Shareholders' Equity		26,107.00
		$ 26,107.00

Zenergy International Inc.
Statement of Operations
For the Two months Ended September 30, 2006

	2006
Operating Expenses	
Press Releases	$ 550.00
Website	1,815.00
Business Plan	4,015.00
Licenses and Permits	80.00
Legal Fees	10,015.00
Professional Fees - Other	15,015.00
Marketing Expenses	400.00
Total Expense	31,890.00
Net Ordinary Loss	-31,890.00
Net Loss	**$ (31,890.00)**

Zenergy International Inc.
Notes to the Financial Statements

NOTE 1 – NATURE OF BUSINESS

Zenergy International Inc.(the "Company"), was formed in August 1, 2006 (Inception Date) for the purpose of capitalizing on the growing demand for biofuels (i.e., fuel derived from renewable resources) by producing automotive fuel derived from plants or their byproducts. More specifically, Zenergy is focusing its efforts on, Ethanol produced from sugarcane and Biodiesel produced from soybean oil and palm

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company from its inception and have not been audited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company classifieds as cash all highly liquid investments that have maturities at the date of purchase of three months or less. The Company maintains its cash in a bank deposit account.

Shareholder Equity

At the Inception date of August 1, 2006 the Company issued 57,997 shares in common stock with a $1.00 par value to its two shareholders for $57,997. Each shareholder owns equal number of shares.